UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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RECD S.E.C.
NOV - 9 2007
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Home Federal Bancorp, Inc.
Exact name of registrant as specified in charter

0001413440
Registrant CIK Number

Exhibit 99.5 to Registration Statement on Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-146289
SEC file number, if available



07084302

S-1 Registration Statement
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-______ ______
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

______
Report period (if applicable)

John F. Breyer, Jr.
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

X Rule 202 (Continuing Hardship Exemption)

____ Rule 311 (Permitted Paper Exhibit)

PROCESSED
NOV 26 2007
THOMSON
FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ______, State of ______, 20____.

______
(Registrant)

By: ______
(Name)

______
(Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on November 7, 20 07, that the information set forth in this statement is true and complete.

By: [signature]
John F. Breyer, Jr., Esquire
Breyer & Associates PC
Special Counsel to Home Federal Bancorp, Inc.

SEC 2082 (06-06)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE EXHIBITS TO THE APPRAISAL REPORT ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

PRO FORMA VALUATION REPORT
HOME FEDERAL BANCORP, INC.

PROPOSED HOLDING COMPANY FOR
HOME FEDERAL BANK

Nampa, Idaho

Dated as Of:
September 14, 2007

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1
Home Federal Bancorp, Inc.
Map of Office Locations

Home Federal Locations



Pushpins
Home Federal
Counties
Ada
Canyon
Elmore
Gem
OREG
Nyssa
Parma
20
Notus
Wilder
Greenleaf
Homedale
Huston
Marsing
95
Caldwell
Canyon
84
Middleton
Nampa
Melba
Murphy
Gem
Emmett
Horseshoe Bend
Eagle
20
Garden City
Boise
Kuna
Ada
Orchard
Idaho City
IDAHO
Elmore
20
Mountain Home
84
0 mi
10
20
30

EXHIBIT I-2
Home Federal Bancorp, Inc.
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-3
Home Federal Bancorp, Inc.
Key Operating Ratios

KEY FINANCIAL RATIOS:	At or For the Nine Months Ended June 30, (1)		At or For the Year Ended September 30,				
	2007	2006	2006	2005	2004	2003	2002
Performance Ratios:							
Return on average assets (2)	0.72%	0.85%	0.85%	0.82%	0.93%	1.23%	0.53%
Return on average equity (3)	4.92	5.81	5.90	5.69	10.47	13.39	6.03
Dividend payout ratio	21.96	21.76	19.72	10.68	--	--	--
Equity to asset ratio (4)	14.70	14.56	14.47	14.38	8.86	9.17	8.74
Interest rate spread (5)	2.41	2.87	2.79	3.15	3.55	3.93	3.98
Net interest margin (6)	3.02	3.41	3.33	3.57	3.84	4.19	4.23
Efficiency ratio (8)	73.13	70.14	70.21	72.81	69.20	66.55	81.01
Noninterest income/operating revenue (9)	36.0	32.6	31.8	33.5	39.4	27.2	34.4
Average interest-earning assets to average interest-bearing liabilities ..	120.44	122.86	122.32	121.07	113.62	110.96	107.83
Noninterest expense as a percent of average total assets	2.41	2.52	3.29	3.59	3.68	4.25	4.29
Capital Ratios:							
Tier I (core) capital (to tangible assets)...............	12.97	11.59	11.77	12.00	6.01	8.89	8.50
Total risk-based capital (to risk-weighted assets)	20.58	19.34	19.46	20.46	12.76	14.18	13.79
Tier I risk-based capital (to risk-weighted assets)	19.95	18.65	18.82	19.75	12.05	13.56	13.27
Asset Quality Ratios:							
Non-accrual and 90 days or more past due loans as a percent of total loans	0.07	0.01	0.08	0.11	0.16	0.04	0.14
Non-performing assets as a percent of total assets	0.07	--	0.05	0.15	0.10	0.03	0.17
Allowance for losses as a percent of gross loans receivable	0.56	0.64	0.59	0.67	0.67	0.49	0.41
Allowance for losses as a percent of nonperforming loans	748.77	10,533.33	766.49	602.97	432.30	1,393.23	295.94
Net charge-offs to average loans	0.02	0.01	0.01	0.05	0.03	0.04	0.10

(1) Ratios have been annualized.
(2) Net income divided by average total assets.
(3) Net income divided by average equity.
(4) Average equity divided by average total assets.
(5) Difference between weighted average yield on interest-earning assets and weighted average rate on interest-bearing liabilities.
(6) Net interest margin, otherwise known as net yield on interest-earning assets, is calculated as net interest income divided by average interest-earning assets.
(7) Tangible equity is equity less goodwill and other intangible assets.
(8) The efficiency ratio represents the ratio of noninterest expense divided by the sum of net interest income and noninterest income (expense).
(9) Operating revenue is defined as the sum of net interest and non-interest income.

Source: Home Federal Bancorp's prospectus.

EXHIBIT I-4
Home Federal Bancorp, Inc.
Investment Portfolio Composition

	At June 30		At September 30,					
	2007		2006		2005		2004	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)							
Available for sale:								
Mortgage-backed securities:								
Fannie Mae	$ 70,556	$68,144	$ 12,476	$ 12,182	$ 15,105	$ 14,830	$ 874	$ 871
Freddie Mac	98,520	95,261	--	--	--	--	--	--
Non-Agency	3,475	3,350	--	--	--	--	--	--
Total available for sale	$172,551	$166,755	$ 12,476	$ 12,182	$ 15,105	$ 14,830	$ 874	$ 871
Held to maturity:								
Mortgage-backed securities:								
Fannie Mae	$ --	$ --	$ 65,234	$ 63,452	$ 72,028	$ 71,067	$53,336	$53,708
Freddie Mac	--	--	114,505	111,954	105,308	103,985	43,259	43,818
Non-Agency	--	--	3,540	3,436	3,638	3,561	--	--
Total held to maturity	$ --	$ --	$183,279	$178,842	$180,974	$178,613	$96,595	$97,526

Source: Home Federal Bancorp's prospectus.

EXHIBIT I-5

Home Federal Bancorp, Inc.

Yields and Costs

	Nine Months Ended June 30,						Year Ended September 30,								
	2007			2006			2006			2005			2004		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
							(Dollars in Thousands)								
Interest-earning assets:															
Loans receivable, net (1)	$508,732	$25,151	6.59%	$461,185	$21,782	6.30%	$471,291	$29,943	6.35%	$419,940	$25,788	6.14%	$382,947	$23,768	6.21%
Loans held for sale	3,675	180	6.54	3,809	177	6.21	3,771	232	6.15	2,518	146	5.80	2,910	168	5.79
Investment securities including interest-bearing deposits in other banks	5,713	223	5.20	3,617	114	4.20	3,197	140	4.38	14,972	313	2.09	14,690	260	1.77
Mortgage-backed securities	185,694	6,673	4.79	202,692	7,220	4.75	201,838	9,598	4.76	160,780	7,633	4.75	58,076	3,038	5.23
Federal Home Loan Bank stock	9,591	33	0.46	9,591	–	–	9,591	–	–	8,480	30	0.35	6,761	278	4.11
Total interest-earning assets	713,455	$32,260	6.03%	680,894	$29,293	5.73%	689,688	$39,913	5.79%	606,690	$33,910	5.59	465,384	$27,512	5.91%
Noninterest earning assets	38,825			37,039			38,015			39,101			39,418		
Total assets	$752,280			$717,933			$727,703			$645,791			$504,802		
Interest-bearing liabilities:															
Savings deposits	$ 23,457	$ 68	0.39%	$ 25,285	$ 38	0.20%	$ 24,863	$ 51	0.21%	$ 25,633	$ 51	0.20%	$ 24,431	$ 60	0.25%
Interest-bearing demand deposits	93,330	420	0.60	98,405	328	0.44	97,916	466	0.48	104,972	298	0.28	83,364	228	0.27
Money market accounts	37,852	815	2.87	31,759	370	1.55	31,875	534	1.68	36,061	394	1.09	33,319	232	0.70
Certificates of deposit	230,242	7,843	4.54	214,558	5,451	3.39	218,496	7,863	3.60	181,015	5,545	3.06	153,280	4,435	2.89
Total deposits	384,881	9,146	3.17	370,007	6,187	2.23	373,150	8,914	2.39	347,681	6,288	1.81	294,394	4,955	1.68
Federal Home Loan Bank advances	207,517	6,942	4.46	184,209	5,696	4.12	190,684	8,003	4.20	153,443	5,943	3.87	115,197	4,695	4.08
Total interest-bearing liabilities	592,398	$16,088	3.62%	554,216	$11,883	2.86%	563,834	$16,917	3.00%	501,124	$12,231	2.44%	409,591	$ 9,650	2.36%
Noninterest-bearing liabilities	49,314			59,221			58,559			51,786			50,476		
Total liabilities	641,712			613,437			622,393			552,910			460,067		
Stockholders' equity	110,568			104,496			105,310			92,881			44,735		
Total liabilities and equity	$752,280			$717,933			$727,703			$645,791			$504,802		
Net interest income		$16,172			$17,410			$22,996			$21,679			$17,862	
Interest rate spread		2.41%			2.87%			2.79%			3.15%			3.55%	
Net interest margin (2)		3.02%			3.41%			3.33%			3.57%			3.84%	
Ratio of average interest-earning assets to average interest-bearing liabilities		120.44%			122.86%			122.32%			121.07%			113.62%	

(1) Non-accrual loans are included in the average balance. Loan fees are included in interest income on loans and are insignificant.

(2) Net interest margin, otherwise known as yield on interest-earning assets, is calculated as net interest income divided by average interest-earning assets.

Source: Home Federal Bancorp's prospectus.

EXHIBIT I-6
Home Federal Bancorp, Inc.
Loan Loss Allowance Activity

	Nine Months Ended June 30,		Year Ended September 30,				
	2007	2006	2006	2005	2004	2003	2002
	(Dollars In Thousands)						
Allowance at beginning of period	$2,974	$2,882	$2,882	$2,637	$1,853	$1,385	$1,431
Provisions for loan losses	71	320	138	456	900	615	277
Transfer to specific allowance	(192)						
Recoveries:							
Real estate:							
One- to four-family residential	–	–	–	–	1	–	–
Multi-family residential	–	–	–	–	–	–	–
Commercial	–	–	–	2	–	–	–
Total real estate	–	–	–	2	1	–	–
Real estate construction:							
One- to four-family residential	–	–	–	–	–	–	2
Multi-family residential	–	–	–	–	–	–	–
Commercial and land development	–	–	–	–	–	–	–
Total real estate construction	–	–	–	–	–	–	2
Consumer:							
Home equity	–	–	–	12	–	–	–
Automobile	3	11	12	–	12	–	1
Other consumer	7	10	12	9	7	7	3
Total consumer	10	21	24	21	19	7	4
Commercial/ business	–	–	–	–	–	–	2
Total recoveries	10	21	24	23	20	7	8
Charge-offs:							
Real estate:							
One- to four-family residential	–	–	–	–	60	7	145
Multi-family residential	90	–	–	–	–	–	–
Commercial	–	–	–	56	–	–	–
Total real estate	90	–	–	56	60	7	145
Real estate construction:							
One- to four-family residential	–	–	–	–	–	–	72
Multi-family residential	–	–	–	–	–	–	–
Commercial and land development	–	–	–	–	–	–	–
Total real estate construction	–	–	–	–	–	–	72
Consumer:							
Home equity	–	3	3	19	–	37	39
Automobile	–	3	3	22	23	40	6
Other consumer	25	26	33	51	53	70	69
Total consumer	25	32	39	92	76	147	114
Commercial/ business	–	31	31	86	–	–	–
Total charge-offs	115	64	70	234	136	154	331
Net charge-offs	105	42	46	211	116	147	323
Balance at end of period	$2,748	$3,160	$2,974	$2,882	$2,637	$1,853	$1,385

(table continues on the following page)

Source: Home Federal Bancorp's prospectus.

EXHIBIT I-7
Home Federal Bancorp, Inc.
NPV Analysis

Basis Point Change in Rates	Net Portfolio Value ("NPV") Amount	$ Change (1)	% Change	Net Portfolio as % of Portfolio Value of Assets NPV Ratio (2)	% Change (3)	Asset Market Value
			(Dollars in Thousands)			
300	$ 84,350	$(28,686)	(25.38)%	13.01%	(3.16)%	$648,200
200	96,423	(16,613)	(14.70)	14.50	(1.68)	665,157
100	102,433	(10,603)	(9.38)	15.01	(1.17)	682,362
Base	113,036	--	--	16.18	Base	698,765
-100	115,069	2,033	1.80	16.13	(0.04)	713,280
-200	113,965	929	0.82	15.75	(0.42)	723,421
-300	108,875	(4,161)	(3.68)	14.92	(1.25)	729,637

Pre-Shock NPV Ratio	16.18
Post-Shock NPV Ratio	14.50
Static Sensitivity Measure - decline in NPV Ratio	1.68

(1) Represents the increase (decrease) of the estimated net portfolio value at the indicated change in interest rates compared to the base net portfolio value.

(2) Calculated as the estimated net portfolio value divided by the portfolio value of total assets.

(3) Calculated as the increase (decrease) of the net portfolio value ratio assuming the indicated change in interest rates over the base net portfolio value ratio.

Source: Home Federal Bancorp's prospectus.

EXHIBIT I-8
Home Federal Bancorp, Inc.
Fixed Rate and Adjustable Rate Loans

	Floating or Adjustable Rate	Fixed Rates	Total
		(In Thousands)	
Real estate:			
One- to four-family residential	$ 84,419	$164,381	$248,800
Multi-family residential	3,727	2,009	5,736
Commercial	103,639	20,774	124,413
Total real estate	191,785	187,164	378,949
Real estate construction:			
One- to four-family residential	1,495	615	2,110
Multi-family residential	997	--	997
Commercial and land development	9,414	5,430	14,844
Total real estate construction	11,906	6,045	17,951
Consumer:			
Home equity	--	12,870	12,870
Automobile	--	2,412	2,412
Other consumer	--	415	415
Total consumer	--	15,697	15,697
Commercial business	--	1,099	1,099
Total	$203,691	$210,005	$413,696

Source: Home Federal Bancorp's prospectus.

EXHIBIT I-9

Home Federal Bancorp, Inc.

Loan Portfolio Composition

	At June 30,		At September 30,									
	2007		2006		2005		2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)											
Real estate:												
One- to four-family residential (1)	$259,600	52.38%	$293,640	57.88%	$252,126	58.00%	$242,818	61.27%	$247,309	65.81%	$194,088	60.27%
Multi-family residential	6,910	1.39	7,049	1.39	5,454	1.25	6,265	1.58	7,750	2.06	7,512	2.34
Commercial	134,734	27.18	125,401	24.72	116,432	26.78	93,575	23.61	79,020	21.02	79,197	24.59
Total real estate	401,244	80.95	426,090	83.99	374,012	86.03	342,658	86.46	334,079	88.89	280,797	87.20
Real estate construction:												
One- to four-family residential	21,296	4.30	23,678	4.67	14,421	3.32	7,207	1.82	5,225	1.39	6,505	2.02
Multi-family residential	997	0.20	--	--	1,427	0.33	834	0.21	352	0.09	1,486	0.46
Commercial and land development	23,895	4.82	16,344	3.22	7,470	1.72	11,151	2.81	9,128	2.43	6,579	2.04
Total real estate construction	46,188	9.32	40,022	7.89	23,318	5.37	19,192	4.84	14,705	3.91	14,570	4.52
Consumer:												
Home equity	40,328	8.14	34,143	6.73	28,558	6.57	27,351	6.90	20,640	5.49	18,069	5.61
Automobile	2,433	0.49	3,245	0.64	4,576	1.05	3,838	0.97	1,939	0.52	2,297	0.71
Other consumer	1,393	0.28	1,300	0.26	1,530	0.35	1,949	0.49	2,827	0.75	3,666	1.14
Total consumer	44,154	8.91	38,688	7.63	34,664	7.97	33,138	8.36	25,406	6.76	24,032	7.46
Commercial business	4,064	0.82	2,480	0.49	2,759	0.63	1,363	0.34	1,662	0.44	2,641	0.82
Total loans	495,650	100.00%	507,280	100.00%	434,753	100.00%	396,351	100.00%	375,852	100.00%	322,040	100.00%
Less:												
Deferred loan fees	1,134		1,241		927		1,080		1,370		2,358	
Allowance for loan losses	2,748		2,974		2,882		2,637		1,853		1,385	
Loans receivable, net	$491,768		$503,065		$430,944		$392,634		$372,629		$318,297	

(1) Does not include loans held for sale of $4.4 million, $4.1 million, $5.5 million, $3.6 million, $5.1 million and $12.7 million at June 30, 2007, September 30, 2006, 2005, 2004, 2003 and 2002, respectively.

Source: Home Federal Bancorp's prospectus.

EXHIBIT I-10
Home Federal Bancorp, Inc.
Contractual Maturity By Loan Type

	Within 1 Year	After 1 Year Through 3 Years	After 3 Years Through 5 Years	After 5 Years Through 10 Years	Beyond 10 Years	Total
			(In Thousands)			
Real estate:						
One- to four-family residential	$10,800	$21,805	$54,729	$30,751	$141,515	$259,600
Multi-family residential	1,174	431	2,830	466	2,009	6,910
Commercial	10,321	26,898	59,994	35,835	1,686	134,734
Total real estate	22,295	49,134	117,553	67,052	145,210	401,244
Real estate construction:						
One- to four-family residential	19,186	589	333	573	615	21,296
Multi-family residential	--	147	--	850	--	997
Commercial and land development	9,051	3,282	783	6,349	4,430	23,895
Total real estate construction	28,237	4,018	1,116	7,772	5,045	46,188
Consumer:						
Home equity	27,458	46	186	803	11,835	40,328
Automobile	21	830	1,273	281	28	2,433
Other consumer	978	374	31	--	10	1,393
Total consumer	28,457	1,250	1,490	1,084	11,873	44,154
Commercial/ Business	2,965	680	272	147	--	4,064
Total loans receivable	$81,954	$55,082	$120,431	$76,055	$162,128	$495,650

Source: Home Federal Bancorp's prospectus.

EXHIBIT I-11
Home Federal Bancorp, Inc.
Loan Originations, Purchases, Sales and Repayments

	Nine Months Ended June 30,		Year Ended September 30,		
	2007	2006	2006	2005	2004
			(In Thousands)		
Loans originated:					
Real estate:					
One- to four-family residential (1)	$ 76,892	$ 96,860	$ 124,670	$ 111,652	$ 98,473
Multi-family residential	2,000	345	345	47	74
Commercial	17,451	19,976	26,152	32,033	28,055
Total real estate	96,343	117,181	151,167	143,732	126,602
Real estate construction:					
One- to four-family residential	31,699	41,925	58,233	44,125	27,484
Multi-family residential	998	9	9	593	838
Commercial and land development	16,657	15,790	19,623	23,805	13,094
Total real estate construction	49,354	57,724	77,865	68,523	41,416
Consumer:					
Home equity	22,350	22,882	33,454	12,745	17,017
Automobile	481	542	667	2,500	3,187
Other consumer	2,434	2,105	2,876	1,763	1,048
Total consumer	25,265	25,529	36,997	17,008	21,252
Commercial/ Business	4,030	4,579	5,164	2,501	1,106
Total loans originated	174,992	205,013	271,193	231,764	190,376
Loans purchased:					
One- to four-family residential	–	38,782	38,782	–	–
Loans sold:					
One- to four-family residential	(78,060)	(58,596)	(81,575)	(57,597)	(67,627)
Participation loans	–	–	–	(1,377)	(2,800)
Total loans sold	(78,060)	(58,596)	(81,575)	(58,974)	(70,427)
Principal repayments	(108,130)	(122,312)	(157,581)	(131,638)	(100,453)
Transfer to real estate owned	(153)	–	–	(777)	(485)
Increase (decrease) in other items (net)	298	(299)	(128)	(92)	(495)
Net increase in loans receivable and loans held for sale	$ (11,053)	$ 62,588	$ 70,691	$ 40,283	$ 18,516

(1) Includes originations of loans held for sale of $80.1 million, $60.9 million, $68.9 million, $78.3 and $58.1 million for the years ended September 30, 2006, 2005 and 2004, and the nine months ended June 30, 2007 and 2006, respectively.

Source: Home Federal Bancorp's prospectus.

EXHIBIT I-12
Home Federal Bancorp, Inc.
Non-Performing Assets

	At June 30,	At September 30,				
	2007	2006	2005	2004	2003	2002
	(Dollars in Thousands)					
Loans accounted for on a non-accrual basis:						
Real estate:						
One- to four-family residential	$ 367	$ 358	$ 388	$ –	$ 69	$ 70
Multi-family residential	–	–	–	–	–	–
Commercial	–	–	–	560	–	–
Total real estate	367	358	388	560	69	70
Real estate construction:						
One- to four-family residential	–	–	–	–	–	326
Multi-family residential	–	–	–	–	–	–
Commercial and land development	–	–	–	–	–	–
Total real estate construction	–	–	–	–	–	326
Consumer:						
Home equity	–	30	79	30	41	52
Automotive	–	–	5	7	9	5
Other consumer	–	–	6	13	14	15
Total consumer	–	30	90	50	64	72
Commercial business	–	–	–	–	–	–
Total loans	367	388	478	610	133	468
Accruing loans which are contractually past due 90 days or more	–	–	–	–	–	–
Total of nonaccrual and 90 days past due loans	367	388	478	610	133	468
Repossessed assets	–	–	–	–	–	6
Real estate owned	153	–	534	113	–	248
Total nonperforming assets	$ 520	$ 388	$ 1,012	$ 723	$ 133	$ 722
Restructured loans	$ 10	$ 11	$ 322	$ –	$ –	$ –
Allowance for loan loss on nonperforming loans	1	–	7	92	9	42
Classified assets included in nonperforming assets	520	388	1,000	704	133	722
Allowance for loan losses on classified assets	50	46	64	225	9	42
Nonaccrual and 90 days or more past due loans as a percentage of loans receivable	0.07%	0.08%	0.11%	0.16%	0.04%	0.14%
Nonaccrual and 90 days or more past due loans as a percentage of total assets	0.05%	0.05%	0.07%	0.08%	0.03%	0.11%
Nonperforming assets as a percentage of total assets	0.07%	0.05%	0.15%	0.10%	0.03%	0.17%
Loans receivable, net	$491,768	$503,065	$430,944	$392,634	$372,629	$318,297
Nonaccrued interest (1)	$ 12	$ 11	$ 5	$ 12	$ 1	$ 3
Total assets	$728,315	$761,292	$689,577	$743,867	$450,196	$416,543

(1) If interest on the loans classified as nonaccrual had been accrued, interest income in these amounts would have been recorded on nonaccrual loans.

Source: Home Federal Bancorp's prospectus.

EXHIBIT I-13
Home Federal Bancorp, Inc.
Deposit Composition

	At June 30, 2007			At September 30, 2006			2005			2004		
	Amount	Percent of Total	Increase/ (Decrease)	Amount	Percent of Total	Increase/ (Decrease)	Amount	Percent of Total	Increase/ (Decrease)	Amount	Percent of Total	Increase/ (Decrease)
							(Dollars in Thousands)					
Savings deposits	$ 23,465	5.60%	$ (190)	$ 23,655	5.50%	$(1,564)	$ 25,219	6.36%	$ (234)	$ 25,453	7.42%	$ 1,030
Demand deposits	95,291	22.76	(13,251)	108,542	25.22	(247)	108,789	27.46	23,002	85,787	25.01	13,621
Money market accounts	42,729	10.21	9,306	33,423	7.77	1,902	31,521	7.95	(3,871)	35,392	10.32	3,264
Health savings accounts	30,118	7.19	(819)	30,937	7.19	(2,394)	33,331	8.41	1,101	32,230	9.39	4,746
Fixed rate certificates that mature in the year ending:												
Within 1 year	187,672	--	(789)	188,461	43.80	81,444	107,017	27.00	38,821	68,196	19.88	10,622
After 1 year, but within 2 years	21,316	44.82	(7,091)	28,407	6.60	(34,295)	62,702	15.82	3,784	58,918	17.17	20,175
After 2 years, but within 5 years	17,913	5.09	1,316	16,597	3.86	(10,346)	26,943	6.80	(9,472)	36,415	10.61	(11,364)
After 5 years	194	4.28	(65)	259	0.06	5	254	0.06	191	63	0.02	(54)
Other certificates of deposit	--	0.05	--	--	--	(549)	549	0.14	(84)	633	0.18	(226)
Total	$418,698	100.00%	$(11,583)	$430,281	100.00%	$33,956	$396,325	100.00%	$53,238	$343,087	100.00%	$41,814

Source: Home Federal Bancorp's prospectus.

EXHIBIT I-14
Home Federal Bancorp, Inc.
Scheduled Maturity of Time Deposits

	Amounts Due					
	Less Than 1 Year	1-2 Years	2-3 Years	3-4 Years	After 4 Years	Total
	(In Thousands)					
0.00 - 0.99%	$ 371	$ --	$ --	$ 14	$ --	$ 385
1.00 - 1.99%	30	--	--	--	--	30
2.00 - 2.99%	2,864	149	50	33	--	3,096
3.00 - 3.99%	30,860	7,501	1,433	167	42	40,003
4.00 - 4.99%	37,572	9,096	4,722	4,127	881	56,398
5.00 - 5.99%	115,510	4,570	2,239	3,293	831	126,443
6.00 - 6.99%	465	--	2	273	--	740
Total	$187,672	$21,316	$8,446	$7,907	$1,754	$227,095

Source: Home Federal Bancorp's prospectus.

I-15
Home Federal Bancorp, Inc.
Borrowing Activity

	Nine Months Ended June 30,		Year Ended September 30,		
	2007	2006	2006	2005	2004
	(Dollars in Thousands)				
Maximum amount of borrowing outstanding at any month end:					
Federal Home Loan Bank advances	$223,000	$198,000	$214,000	$182,000	$136,000
Approximate average borrowings outstanding:					
Federal Home Loan Bank advances	208,000	184,000	191,000	153,000	115,000
Approximate weighted average rate paid on:					
Federal Home Loan Bank advances	4.46%	4.12%	4.20%	3.87%	4.08%

	At June 30,	At September 30,		
	2007	2006	2005	2004
	(Dollars in Thousands)			
Balance outstanding at end of period:				
Federal Home Loan Bank advances	$189,264	$210,759	$175,932	$122,797
Weighted average rate paid on:				
Federal Home Loan Bank advances	4.50%	4.36%	3.96%	3.96%

Source: Home Federal Bancorp's prospectus.

EXHIBIT II-1
Description of Office Facilities

Location	Leased or Owned	Lease Expiration Date	Square Footage
ADMINISTRATIVE OFFICE			
500 12th Avenue South Nampa, Idaho 83651 (1)(2)	Owned	N/A	34,014
BRANCH OFFICES:			
Downtown Boise (2) 800 West State Street Boise, Idaho 83702	Leased	August 2010	3,500
Parkcenter (2) 871 East Parkcenter Boulevard Boise, Idaho 83706	Owned	N/A	4,500
Fairview (2) 10443 Fairview Avenue Boise, Idaho 83704	Building owned Land leased	June 2070	2,500
Meridian (2) 55 East Franklin Road Meridian, Idaho 83642	Owned	N/A	4,000
Caldwell (2) 923 Dearborn Caldwell, Idaho 83605	Owned	N/A	4,500
Mountain Home (2) 400 North 3rd East Mountain Home, Idaho 83647	Owned	N/A	2,600
Emmett (2) 250 South Washington Avenue Emmett, Idaho 83617	Owned	N/A	2,600
Boise (3) 8300 West Overland Road Boise, Idaho 83709	Leased	March 2011	695
Meridian (3) 4051 East Fairview Avenue Meridian, Idaho 83642	Leased	February 2011	695
Nampa (3) 2100 12th Avenue Road Nampa, Idaho 83651	Leased	August 2010	695
Caldwell (3) 5108 East Cleveland Boulevard Caldwell, Idaho 83605	Leased	August 2010	695
Garden City (3) 7319 West State Street Boise, Idaho 83714	Leased	August 2012	695
Idaho Center (3) 5785 E. Franklin Road Nampa, Idaho 83687	Leased	December 2011	710

EXHIBIT II-1(continued)
Description of Office Facilities

Location	Leased or Owned	Lease Expiration Date	Square Footage
Eagle (2) 100 E. Riverside Drive Eagle, Idaho 83616	Owned	N/A	4,500
LOAN OFFICES:			
Blackeagle 1307 Maplegrove Boise, Idaho 83709	Leased	August 2010	4,310
Meridian 111 East 1st Street Meridian, Idaho 83642	Leased	December 2009	2,600

(1) Includes home branch
(2) Drive-up ATM available.
(3) Wal-Mart locations

Source: Home Federal Bancorp's prospectus.

EXHIBIT II-2
Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended	Prime Rate	3 Month T-Note	One Year T-Note	10 Year T-Note
1999: Quarter 1	7.75%	4.49%	4.72%	5.25%
Quarter 2	7.75%	4.78%	5.07%	5.81%
Quarter 3	8.25%	4.88%	5.22%	5.90%
Quarter 4	8.50%	5.33%	5.98%	6.45%
2000: Quarter 1	9.00%	5.88%	6.28%	6.03%
Quarter 2	9.50%	5.88%	6.08%	6.03%
Quarter 3	9.50%	6.23%	6.07%	5.80%
Quarter 4	9.50%	5.89%	5.32%	5.12%
2001: Quarter 1	8.00%	4.30%	4.09%	4.93%
Quarter 2	6.75%	3.65%	3.72%	5.42%
Quarter 3	6.00%	2.40%	2.49%	4.60%
Quarter 4	4.75%	1.74%	2.17%	5.07%
2002: Quarter 1	4.75%	1.79%	2.70%	5.42%
Quarter 2	4.75%	1.70%	2.06%	4.86%
Quarter 3	4.75%	1.57%	1.53%	3.63%
Quarter 4	4.25%	1.22%	1.32%	3.83%
2003: Quarter 1	4.25%	1.14%	1.19%	3.83%
Quarter 2	4.00%	0.90%	1.09%	3.54%
Quarter 3	4.00%	0.95%	1.15%	3.96%
Quarter 4	4.00%	0.95%	1.26%	4.27%
2004: Quarter 1	4.00%	0.95%	1.20%	3.86%
Quarter 2	4.00%	1.33%	2.09%	4.62%
Quarter 3	4.75%	1.70%	2.16%	4.12%
Quarter 4	5.25%	2.22%	2.75%	4.24%
2005: Quarter 1	5.75%	2.80%	3.43%	4.51%
Quarter 2	6.00%	3.12%	3.51%	3.98%
Quarter 3	6.75%	3.55%	4.01%	4.34%
Quarter 4	7.25%	4.08%	4.38%	4.39%
2006: Quarter 1	7.75%	4.63%	4.82%	4.86%
Quarter 2	8.25%	5.01%	5.21%	5.15%
Quarter 3	8.25%	4.88%	4.91%	4.64%
Quarter 4	8.25%	5.02%	5.00%	4.71%
2007: Quarter 1	8.25%	5.04%	4.90%	4.65%
Quarter 2	8.25%	4.68%	4.91%	5.03%
As of Sept. 14, 2007	8.25%	4.01%	4.16%	4.47%

(1) End of period data.

Sources: Federal Reserve and The Wall Street Journal

EXHIBIT III-1
General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 17, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
IMB	IndyMac Bancorp, Inc. of CA	NYSE	Pasadena, CA	Thrift	31,659	14	12-31	11/86	22.95	1,691
DSL	Downey Financial Corp. of CA	NYSE	Newport Beach CA	Thrift	14,903	172	12-31	01/71	55.05	1,533
FED	FirstFed Financial Corp. of CA	NYSE	Santa Monica, CA	Thrift	7,669	29	12-31	12/83	54.34	870
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Pomona, CA	Thrift	4,469	30	03-31	03/96	15.97	374
PROV	Provident Fin. Holdings of CA	NASDAQ	Riverside, CA	M.B.	1,770 M	12	06-30	06/96	23.24	148
HWFG	Harrington West Fncl Grp of CA	NASDAQ	Solvang, CA	Thrift	1,130	15	12-31	11/02	14.58	81
BOFI	Bofi Holding, Inc. Of CA	NASDAQ	San Diego, CA	Thrift	947	1	06-30	03/05	7.20	60
KFED	K-Fed Bancorp MHC of CA (37.3)	NASDAQ	Covina, CA	Thrift	799 M	5	06-30	03/04	13.33	186
FPTB	First PacTrust Bancorp of CA	NASDAQ	Chula Vista, CA	Thrift	769	9	12-31	08/02	23.34	103
BYFC	Broadway Financial Corp. of CA	NASDAQ	Los Angeles, CA	Thrift	318	4	12-31	01/96	10.27	17
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	NASDAQ	Coral Gables, FL	Thrift	14,489	55	09-30	12/85	16.57	590
BFF	BFC Financial Corp. of FL	NYSE	FortLauderdaleFL	Thrift	7,606 D	74	12-31	/	2.86	103
BBX	BankAtlantic Bancorp of FL	NYSE	FortLauderdaleFL	M.B.	6,495	75	12-31	11/83	8.70	505
FDT	Federal Trust Corp of FL	AMEX	Sanford, FL	Thrift	721	6	12-31	12/97	4.85	46
FCFL	First Community Bk Corp of FL	NASDAQ	Pinellas Park FL	Thrift	413	4	12-31	05/03	14.04	57
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	Philadelphia, PA	M.B.	82,735	677	12-31	08/86	17.83	8,543
HCBK	Hudson City Bancorp, Inc of NJ	NASDAQ	Paramus, NJ	Thrift	39,690	86	12-31	06/05	14.74	7,839
NYB	New York Community Bcrp of NY	NYSE	Westbury, NY	Thrift	29,624	143	12-31	11/93	18.55	5,822
AF	Astoria Financial Corp. of NY	NYSE	Lake Success, NY	Thrift	21,650	86	12-31	11/93	26.22	2,539
FNFG	First Niagara Fin. Group of NY	NASDAQ	Lockport, NY	Thrift	7,945 D	122	12-31	01/03	13.59	1,443
NWSB	Northwest Bcrp MHC of PA(39.1)	NASDAQ	Warren, PA	Thrift	6,898	154	06-30	11/94	28.15	1,384
PFS	Provident Fin. Serv. Inc of NJ	NYSE	Jersey City, NJ	Thrift	5,743 D	79	12-31	01/03	16.80	1,066
ISBC	Investors Bcrp MHC of NJ(45.7)	NASDAQ	Short Hills, NJ	Thrift	5,601	46	06-30	10/05	14.33	1,597
BNCL	Beneficial Mut MHC of PA(44.3)	NASDAQ		Thrift	3,671 P	0		07/07	9.53	784
PRTR	Partners Trust Fin. Grp. of NY	NASDAQ	Utica, NY	Thrift	3,650	37	12-31	07/04	12.15	528
TRST	TrustCo Bank Corp NY of NY	NASDAQ	Glenville, NY	Thrift	3,374	75	12-31	/	10.97	823
DCOM	Dime Community Bancshars of NY	NASDAQ	Brooklyn, NY	Thrift	3,250	20	12-31	06/96	14.25	502
FFIC	Flushing Fin. Corp. of NY	NASDAQ	Lake Success, NY	Thrift	3,042	11	12-31	11/95	16.36	348
WSFS	WSFS Financial Corp. of DE	NASDAQ	Wilmington, DE	Div.	3,018	23	12-31	11/86	62.00	390
KNBT	KNBT Bancorp, Inc. of PA	NASDAQ	Bethlehem, PA	Thrift	2,889	57	12-31	11/03	15.42	419
PBNY	Provident NY Bncrp, Inc. of NY	NASDAQ	Montebello, NY	Thrift	2,783	39	09-30	01/04	13.83	576
KRNY	Kearny Fin Cp MHC of NJ (29.7)	NASDAQ	Fairfield, NJ	Thrift	2,008 M	25	06-30	02/05	12.31	876
OCFC	OceanFirst Fin. Corp of NJ	NASDAQ	Toms River, NJ	Thrift	1,978	17	12-31	07/96	18.30	225
ESBF	ESB Financial Corp. of PA	NASDAQ	Ellwood City, PA	Thrift	1,889	26	12-31	06/90	10.08	128
PVSA	Parkvale Financial Corp of PA	NASDAQ	Monroeville, PA	Thrift	1,825 M	47	06-30	07/87	28.50	160
WFBC	Willow Financial Bcp Inc of PA	NASDAQ	Maple Glen, PA	Thrift	1,553	14	06-30	04/02	12.55	196
ORIT	Oritani Fin Cp MHC of NJ(32.0)	NASDAQ	Twnship of WA NJ	Thrift	1,194	20	06-30	01/07	15.32	621
ABBC	Abington Bancorp, Inc. of PA	NASDAQ	Jenkintown, PA	Thrift	1,050	12	12-31	06/07	9.58	234
SYNF	Synergy Financial Group of NJ	NASDAQ	Cranford, NJ	Thrift	933	18	12-31	01/04	14.70	167
SVBI	Severn Bancorp, Inc. of MD	NASDAQ	Annapolis, MD	Thrift	926	2	12-31	/	12.80	129
ESSA	ESSA Bancorp, Inc. of PA	NASDAQ	Stroudsburg, PA	Thrift	892	0		04/07	11.29	192
GLK	Great Lakes Bancorp, Inc of NY	NYSE	Buffalo, NY	Thrift	892	14	12-31	/	13.26	145
ROMA	Roma Fin Corp MHC of NJ (31.0)	NASDAQ	Robbinsville, NJ	Thrift	887	8	12-31	07/06	17.10	560
CSBK	Clifton Svg Bp MHC of NJ(43.3)	NASDAQ	Clifton, NJ	Thrift	801	10	03-31	03/04	11.38	324
HARL	Harleysville Svgs Fin Cp of PA	NASDAQ	Harleysville, PA	Thrift	778	5	09-30	08/87	14.00	54
CARV	Carver Bancorp, Inc. of NY	NASDAQ	New York, NY	Thrift	764	8	03-31	10/94	15.50	39
FXCB	Fox Chase Bncp MHC of PA(44.5)	NASDAQ	Hatboro, PA	Thrift	761	11	12-31	10/06	12.97	190
FSBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Pittsburgh, PA	Thrift	727	13	09-30	06/88	15.43	46
THRD	TF Fin. Corp. of Newtown PA	NASDAQ	Newtown, PA	Thrift	664	14	12-31	07/94	27.50	79
BCSB	BCSB Bankcorp MHC of MD (36.5)	NASDAQ	Baltimore, MD	Thrift	651	17	09-30	07/98	9.00	53
PBCI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Bayonne, NJ	Thrift	636	9	12-31	11/89	18.37	91
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	NASDAQ	Ocean City, NJ	Thrift	582	6	12-31	12/04	11.04	94
ABNJ	American Bancorp of NJ	NASDAQ	Bloomfield, NJ	Thrift	562	2	09-30	10/05	11.00	137

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 17, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
FKFS	First Keystone Fin., Inc of PA	NASDAQ	Berwick, PA	Thrift	525	8	09-30	01/95	13.10	32
ONFC	Oneida Financl MHC of NY(44.6)	NASDAQ	Oneida, NY	Thrift	504	10	12-31	12/98	11.85	92
PBIP	Prudential Bncp MHC PA (42.7)	NASDAQ	Philadelphia, PA	Thrift	477	6	09-30	03/05	13.58	158
MGYR	Magyar Bancorp MHC of NJ(46.0)	NASDAQ	Nw Brunswick, NJ	Thrift	474	3	09-30	01/06	11.14	65
COBK	Colonial Bank MHC of NJ (46.0)	NASDAQ	Bridgeton, NJ	Thrift	432	6	12-31	06/05	11.50	51
WSB	Washington SB, FSB of Bowie MD	AMEX	Bowie, MD	Thrift	430 M	5	07-31	08/88	7.00	53
ALLB	Alliance Bank MHC of PA (45.0)	NASDAQ	Broomall, PA	Thrift	425	9	12-31	01/07	9.10	66
BFSB	Brooklyn Fed MHC of NY (30.0)	NASDAQ	Brooklyn, NY	Thrift	398	4	09-30	04/05	14.09	189
WVFC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh, PA	Thrift	390 M	6	06-30	11/93	16.58	38
ESBK	Elmira Svgs Bank, FSB of NY	NASDAQ	Elmira, NY	Thrift	376 M	6	12-31	03/85	20.51	30
LSBK	Lake Shore Bnp MHC of NY(45.0)	NASDAQ	Dunkirk, NY	Thrift	349	8	12-31	04/06	10.50	68
GCBC	Green Co Bcrp MHC of NY (44.4)	NASDAQ	Catskill, NY	Thrift	326	7	06-30	12/98	13.24	55
ROME	Rome Bancorp, Inc. of Rome NY	NASDAQ	Rome, NY	Thrift	311	4	12-31	03/05	11.84	99
NECB	NE Comm Bncrp MHC of NY (45.0)	NASDAQ	White Plains, NY	Thrift	306	6	12-31	07/06	10.52	139
PBHC	Pathfinder BC MHC of NY (35.8)	NASDAQ	Oswego, NY	Thrift	305	8	12-31	11/95	10.80	27
MSBF	MSB Fin Corp MHC of NJ (45.0)	NASDAQ	Millington, NJ	Thrift	283 M	4	06-30	01/07	10.00	56
FFCO	FedFirst Fin MHC of PA (45.8)	NASDAQ	Monessen, PA	Thrift	273	7	12-31	04/05	9.30	62
IFSB	Independence FSB of DC	NASDAQ	Washington, DC	Thrift	159 M	5	12-31	06/85	10.10	16
CMSB	CMS Bancorp, Inc. of NY	NASDAQ	White Plains, NY	Thrift	142	0		04/07	10.48	22
GOV	Gouverneur Bcp MHC of NY(42.8)	AMEX	Gouverneur, NY	Thrift	133	2	09-30	03/99	10.65	24
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI	NYSE	Troy, MI	Thrift	16,179	128	12-31	04/97	12.11	730
TFSL	TFS Fin Corp MHC of OH (31.5)	NASDAQ	Cleveland, OH	Thrift	10,016	40	09-30	04/07	11.99	3,985
CFFN	Capitol Fd Fn MHC of KS (29.5)	NASDAQ	Topeka, KS	Thrift	7,823	37	09-30	04/99	36.20	2,690
ABCW	Anchor BanCorp Wisconsin of WI	NASDAQ	Madison, WI	M.B.	4,533	57	03-31	07/92	27.83	594
TONE	TierOne Corp. of Lincoln NE	NASDAQ	Lincoln, NE	Thrift	3,495	69	12-31	10/02	24.35	440
BKMU	Bank Mutual Corp of WI	NASDAQ	Milwaukee, WI	Thrift	3,438	71	12-31	10/03	11.80	651
FPFC	First Place Fin. Corp. of OH	NASDAQ	Warren, OH	Thrift	3,226	27	06-30	01/99	17.26	297
UCFC	United Community Fin. of OH	NASDAQ	Youngstown OH	Thrift	2,706	35	12-31	07/98	7.21	218
CTZN	Citizens First Bancorp of MI	NASDAQ	Port Huron, MI	Thrift	1,787	23	12-31	03/01	19.50	157
WAUW	Wauwatosa Hlds MHC of WI(30.4)	NASDAQ	Wauwatosa, WI	Thrift	1,647	7	06-30	10/05	16.00	520
FDEF	First Defiance Fin. Corp of OH	NASDAQ	Defiance, OH	Thrift	1,541	27	12-31	10/95	26.00	187
NASB	NASB Fin, Inc. of Grandview MO	NASDAQ	Grandview, MO	Thrift	1,536	8	09-30	09/85	30.48	242
BFIN	BankFinancial Corp. of IL	NASDAQ	Burr Ridge, IL	Thrift	1,532	16	12-31	06/05	15.50	356
CITZ	CFS Bancorp, Inc of Munster IN	NASDAQ	Munster, IN	Thrift	1,203	22	12-31	07/98	13.98	152
PULB	Pulaski Fin Cp of St. Louis MO	NASDAQ	St. Louis, MO	Thrift	1,136	7	09-30	12/98	13.38	134
HMNF	HMN Financial, Inc. of MN	NASDAQ	Rochester, MN	Thrift	1,127	13	12-31	06/94	29.31	125
PCBI	Peoples Community Bcrp. of OH	NASDAQ	West Chester, OH	Thrift	1,021	14	09-30	03/00	16.75	81
HFFC	HF Financial Corp. of SD	NASDAQ	Sioux Falls, SD	Thrift	996 M	34	06-30	04/92	15.85	64
MFSF	MutualFirst Fin. Inc. of IN	NASDAQ	Muncie, IN	Thrift	949	19	12-31	12/99	18.62	81
PVFC	PVF Capital Corp. of Solon OH	NASDAQ	Solon, OH	R.E.	908 M	16	06-30	12/92	15.42	119
HFBC	HopFed Bancorp, Inc. of KY	NASDAQ	Hopkinsville, KY	Thrift	769	9	12-31	02/98	15.01	54
CASH	Meta Financial Group of IA	NASDAQ	Storm Lake, IA	Thrift	667	16	09-30	09/93	38.00	98
FFSX	First Federal Bankshares of IA	NASDAQ	Sioux City, IA	Thrift	646	14	06-30	04/99	17.30	59
FFFD	North Central Bancshares of IA	NASDAQ	Fort Dodge, IA	Thrift	531	10	12-31	03/96	39.00	53
MFBC	MFB Corp. of Mishawaka IN	NASDAQ	Mishawaka, IN	Thrift	505	11	09-30	03/94	30.73	40
PFDC	Peoples Bancorp of Auburn IN	NASDAQ	Auburn, IN	Thrift	484	15	09-30	07/87	18.65	59
FCAP	First Capital, Inc. of IN	NASDAQ	Corydon, IN	Thrift	445	12	12-31	01/99	16.65	47
ASBI	Ameriana Bancorp of IN	NASDAQ	New Castle, IN	Thrift	423	10	12-31	03/87	9.00	27
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Wooster, OH	Thrift	398	11	03-31	01/03	12.80	41
UCBA	United Comm Bncp MHC IN (45.0)	NASDAQ	Lawrenceburg, IN	Thrift	386 M	5	06-30	03/06	12.35	102
FCLF	First Clover Leaf Fin Cp of IL	NASDAQ	Edwardsville, IL	Thrift	376	4	12-31	07/06	11.50	104
FBEI	First Bancorp of Indiana of IN	NASDAQ	Evansville, IN	Thrift	364 M	7	06-30	04/99	15.00	28
LSBI	LSB Fin. Corp. of Lafayette IN	NASDAQ	Lafayette, IN	Thrift	350	5	12-31	02/95	23.95	38
RIVR	River Valley Bancorp of IN	NASDAQ	Madison, IN	Thrift	337	6	12-31	12/96	19.25	31
CZWI	Citizens Comm Bncorp Inc of WI	NASDAQ	Eau Claire, WI	Thrift	331	12	09-30	11/06	9.23	66
LBCP	Liberty Bancorp, Inc. of MO	NASDAQ	Liberty, MO	Thrift	329	6	09-30	07/06	10.65	51
FFHS	First Franklin Corp. of OH	NASDAQ	Cincinnati, OH	Thrift	323	8	12-31	01/88	13.64	23
CHEV	Cheviot Fin Cp MHC of OH(42.1)	NASDAQ	Cincinnati, OH	Thrift	316	5	12-31	01/04	12.45	114
FBTC	First BancTrust Corp of IL	NASDAQ	Paris, IL	Thrift	301	4	12-31	04/01	11.40	25

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 17, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
JXSB	Jcksnville Bcp MHC of IL(47.7)	NASDAQ	Jacksonville, IL	Thrift	275	8	12-31	04/95	13.39	27
KFFB	KY Fst Fed Bp MHC of KY (44.5)	NASDAQ	Hazard, KY	Thrift	267 M	1	06-30	03/05	10.14	84
FFNM	First Fed of N. Michigan of MI	NASDAQ	Alpena, MI	Thrift	264	10	12-31	04/05	8.40	24
CFBK	Central Federal Corp. of OH	NASDAQ	Fairlawn, OH	Thrift	260	4	12-31	12/98	5.50	24
FBSI	First Bancshares, Inc. of MO	NASDAQ	Mntn Grove, MO	Thrift	242 M	10	06-30	12/93	17.00	26
BRBI	Blue River Bancshares of IN	NASDAQ	Shelbyville, IN	Thrift	237	5	12-31	06/98	4.96	17
PFED	Park Bancorp of Chicago IL	NASDAQ	Chicago, IL	Thrift	218	4	12-31	08/96	29.97	37
FFDF	FFD Financial Corp of Dover OH	NASDAQ	Dover, OH	Thrift	170 M	3	06-30	04/96	14.20	16
New England Companies										
PBCT	Peoples United Financial of CT	NASDAQ	Bridgeport, CT	Div.	13,820	157	12-31	04/07	17.02	5,121
NAL	NewAlliance Bancshares of CT	NYSE	New Haven, CT	Thrift	7,942	64	12-31	04/04	14.65	1,654
BRKL	Brookline Bancorp, Inc. of MA	NASDAQ	Brookline, MA	Thrift	2,371	15	12-31	07/02	11.69	697
BHLB	Berkshire Hills Bancorp of MA	NASDAQ	Pittsfield, MA	Thrift	2,170	25	12-31	06/00	30.94	274
RCKB	Rockville Fin MHC of CT (45.0)	NASDAQ	Vrn Rockville CT	Thrift	1,271	16	12-31	05/05	13.17	255
WFD	New Westfield Fin. Inc. of MA	AMEX	Westfield, MA	Thrift	1,032	10	12-31	01/07	9.99	319
UBNK	United Fin Grp MHC of MA(46.4)	NASDAQ	W Springfield MA	Thrift	1,023	11	12-31	07/05	12.75	218
BFBC	Benjamin Frkln Bncrp Inc of MA	NASDAQ	Franklin, MA	Thrift	896	9	12-31	04/05	13.66	110
LEGC	Legacy Bancorp, Inc. of MA	NASDAQ	Pittsfield, MA	Thrift	844	10	12-31	10/05	14.02	140
MASB	MassBank Corp. of Reading MA	NASDAQ	Reading, MA	Thrift	817	15	12-31	05/86	34.37	148
SIFI	SI Fin Gp Inc MHC of CT (41.3)	NASDAQ	Willimantic, CT	Thrift	761	16	12-31	10/04	11.15	138
NHTB	NH Thrift Bancshares of NH	NASDAQ	Newport, NH	Thrift	758	17	12-31	05/86	15.60	79
HIFS	Hingham Inst. for Sav. of MA	NASDAQ	Hingham, MA	Thrift	710	8	12-31	12/88	30.42	64
LSBX	LSB Corp of No. Andover MA	NASDAQ	North Andover,MA	Thrift	579	7	12-31	05/86	16.06	74
CEBK	Central Bncrp of Somerville MA	NASDAQ	Somerville, MA	Thrift	549	10	03-31	10/86	24.10	40
HBNK	Hampden Bancorp, Inc. of MA	NASDAQ	Springfield, MA	Thrift	511 M	7	06-30	01/07	11.00	87
PSBH	PSB Hldgs Inc MHC of CT (45.2)	NASDAQ	Putnam, CT	Thrift	491	4	06-30	10/04	10.00	68
CBNK	Chicopee Bancorp, Inc. of MA	NASDAQ	Chicopee, MA	Thrift	469	7	12-31	07/06	13.69	102
NVSL	Naug Vlly Fin MHC of CT (44.2)	NASDAQ	Naugatuck, CT	Thrift	429	6	12-31	10/04	10.24	76
NFSB	Newport Bancorp, Inc. of RI	NASDAQ	Newport, RI	Thrift	310	5	12-31	07/06	12.25	60
NEBS	New England Bnchrs Inc. of CT	NASDAQ	Enfield, CT	Thrift	292	8	03-31	12/05	12.05	64
MFLR	Mayflower Co-Op. Bank of MA	NASDAQ	Middleboro, MA	Thrift	242 M	6	04-30	12/87	11.48	24
North-West Companies										
WFSL	Washington Federal, Inc. of WA	NASDAQ	Seattle, WA	Thrift	9,986	121	09-30	11/82	26.30	2,298
FMSB	First Mutual Bncshrs Inc of WA	NASDAQ	Bellevue, WA	Thrift	1,029	12	12-31	12/85	26.10	175
RPFG	Rainier Pacific Fin Grp of WA	NASDAQ	Tacoma, WA	Thrift	905	13	12-31	10/03	16.16	106
RVSB	Riverview Bancorp, Inc. of WA	NASDAQ	Vancouver, WA	Thrift	832	16	03-31	10/97	15.09	175
TSBK	Timberland Bancorp, Inc. of WA	NASDAQ	Hoquiam, WA	Thrift	624	25	09-30	01/98	15.74	111
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC	NASDAQ	Charleston, SC	Thrift	2,671	47	09-30	11/83	31.21	370
SUPR	Superior Bancorp of AL	NASDAQ	Birmingham, AL	Thrift	2,470	59	12-31	12/98	9.13	317
ACFC	Atl Cst Fed Cp of GA MHC(36.8)	NASDAQ	Waycross, GA	Thrift	898	12	12-31	10/04	14.17	194
FFBH	First Fed. Bancshares of AR	NASDAQ	Harrison, AR	Thrift	820	15	12-31	05/96	18.23	89
CSBC	Citizens South Banking of NC	NASDAQ	Gastonia, NC	Thrift	755	11	12-31	10/02	12.61	99
TSH	Teche Hlding Cp of N Iberia LA	AMEX	New Iberia, LA	Thrift	714	17	09-30	04/95	41.67	92
CFFC	Community Fin. Corp. of VA	NASDAQ	Staunton, VA	Thrift	479	8	03-31	03/88	10.00	43
HBOS	Heritage Fn Gp MHC of GA(29.9)	NASDAQ	Albany, GA	Thrift	448	7	12-31	06/05	13.70	149
JFBI	Jefferson Bancshares Inc of TN	NASDAQ	Morristown, TN	Thrift	330 M	1	06-30	07/03	10.85	70
LABC	Louisiana Bancorp, Inc. of LA	NASDAQ		Thrift	271 P	0		07/07	10.80	69
PEDE	Great Pee Dee Bancorp of SC	NASDAQ	Cheraw, SC	Thrift	219 M	3	06-30	12/97	20.81	37
GSLA	GS Financial Corp. of LA	NASDAQ	Metairie, LA	Thrift	170	4	12-31	04/97	18.25	23

South-West Companies

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 17, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
South-West Companies (continued)										
FBTX	Franklin Bank Corp of TX	NASDAQ	Houston, TX	Thrift	5,546	32	12-31	12/03	9.30	236
VPFG	ViewPoint Finl MHC of TX(45.0)	NASDAQ	Plano, TX	Thrift	1,605	34	12-31	10/06	18.05	469
OSBK	Osage Bancshares, Inc. of OK	NASDAQ	Pawhuska, OK	Thrift	126 M	2	06-30	01/07	9.09	33
Western Companies (Excl CA)										
UWBK	United Western Bncp, Inc of CO	NASDAQ	Denver, CO	Thrift	2,043	1	12-31	10/96	20.80	152
HOME	Home Fed Bncp MHC of ID (40.8)	NASDAQ	Nampa, ID	Thrift	728	15	09-30	12/04	13.83	211
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 09/17/07

EXHIBIT III-2
Public Market Pricing of Northwest Thrifts

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of September 14, 2007

Financial Institution	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
																Reported		Core	
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
All Public Companies	16.59	415.31	0.75	13.43	20.07	130.63	16.53	147.46	20.80	0.41	2.35	35.95	3,150	12.61	0.59	0.54	5.12	0.49	4.78
Special Selection Grouping(8)	18.32	672.21	1.03	11.92	20.28	154.98	18.36	179.62	21.12	0.49	2.56	48.87	3,087	11.69	0.06	1.15	9.16	1.12	8.96
Comparable Group																			
Special Comparative Group(8)																			
FMSB First Mutual Bncshrs Inc of WA(7)	26.10	174.74	1.13	11.01	17.40	237.06	16.98	237.06	23.10	0.36	1.38	31.86	1,029	7.16	0.19	0.94	14.45	0.71	10.89
RPFG Rainier Pacific Fin Grp of WA	16.16	106.14	0.42	13.69	35.91	118.04	11.73	122.33	38.48	0.26	1.61	61.90	905	9.94	0.03	0.33	3.29	0.30	3.07
RVSB Riverview Bancorp, Inc. of WA	15.09	174.55	1.00	8.62	14.79	175.06	20.98	237.64	15.09	0.44	2.92	44.00	832	11.98	0.03	1.43	12.11	1.40	11.88
TSBK Timberland Bancorp, Inc. of WA	15.74	110.57	1.12	10.53	13.57	149.48	17.72	164.99	14.05	0.40	2.54	35.71	624	11.85	0.06	1.37	10.52	1.32	10.15
WFSL Washington Federal, Inc. of WA	26.30	2297.59	1.56	14.83	16.86	177.34	23.01	193.52	16.86	0.84	3.19	53.85	9,986	12.97	0.10	1.45	10.73	1.45	10.73

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes North-West Companies;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3
Public Market Pricing of Midwest Thrifts

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-3
Market Pricing Comparatives
Prices As of September 14, 2007

	Financial Institution	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
		Price/ Share(1)	Market Value	Core 12-Mth EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	Reported ROA	Reported ROE	Core ROA	Core ROE
		($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)
	All Public Companies	16.59	415.31	0.75	13.43	20.07	130.63	16.53	147.46	20.80	0.41	2.35	35.95	3,150	12.61	0.59	0.54	5.12	0.49	4.78
	Special Selection Grouping(8)	17.34	166.70	0.75	14.64	19.03	123.09	14.33	133.56	20.74	0.51	2.87	45.45	1,627	11.43	1.05	0.48	4.92	0.44	4.58
	Comparable Group																			
	Special Comparative Group(8)																			
ASBI	Ameriana Bancorp of IN	9.00	26.90	-0.13	10.56	NM	85.23	6.35	87.55	NM	0.16	1.78	NM	423	7.45	0.92	-0.28	-3.71	-0.09	-1.18
ABCW	Anchor BanCorp Wisconsin of WI	27.83	594.03	1.66	15.53	15.55	179.20	13.11	190.62	16.77	0.72	2.59	43.37	4,533	7.31	1.21	0.85	11.49	0.79	10.65
BKMU	Bank Mutual Corp of WI	11.80	651.30	0.33	8.52	33.71	138.50	18.95	156.91	35.76	0.34	2.88	NM	3,438	13.68	0.41	0.55	3.79	0.52	3.57
BFIN	BankFinancial Corp. of IL	15.50	355.62	0.34	13.38	NM	115.84	23.21	129.06	NM	0.28	1.81	NM	1,532	20.04	0.56	0.50	2.51	0.49	2.43
BRBI	Blue River Bancshares of IN	4.96	17.20	0.13	5.04	38.15	98.41	7.27	121.87	38.15	0.10	2.02	NM	237	7.39	2.06	0.20	2.54	0.20	2.54
CITZ	CFS Bancorp, Inc of Munster IN	13.98	151.63	0.50	11.83	25.42	118.17	12.60	115.39	27.96	0.48	3.43	NM	1,203	10.67	2.28	0.48	4.54	0.43	4.13
CFFN	Capitol Fd Fn MHC of KS (29.5)	36.20	790.57	0.49	11.71	NM	309.14	34.38	309.14	NM	2.00	5.52	NM	7,823	11.12	0.11	0.44	4.12	0.45	4.20
CFBK	Central Federal Corp. of OH	5.50	24.39	0.02	6.20	NM	88.71	9.38	88.71	NM	0.36	6.55	NM	260	10.58	0.12	0.15	1.33	0.04	0.31
CHEV	Cheviot Fin Cp MHC of OH(42.1)	12.45	49.40	0.11	7.63	NM	163.17	35.97	163.17	NM	0.32	2.57	NM	316	22.05	0.23	0.29	1.29	0.32	1.42
CZWI	Citizens Comm Bncorp Inc of WI	9.23	65.70	0.06	10.92	NM	84.52	19.87	92.95	NM	0.20	2.17	NM	331	23.51	0.57	0.14	0.65	0.14	0.65
CTZN	Citizens First Bancorp of MI	19.50	157.01	1.20	22.12	16.12	88.16	8.79	94.71	16.25	0.36	1.85	30.00	1,787	9.97	1.76	0.55	5.53	0.54	5.48
FFDF	FFD Financial Corp of Dover OH	14.20	15.76	1.33	15.95	9.93	89.03	9.30	89.03	10.68	0.56	3.94	42.11	170	10.44	NA	0.94	9.02	0.88	8.39
FBTC	First BancTrust Corp of IL	11.40	25.39	0.40	11.55	24.26	98.70	8.44	103.83	28.50	0.24	2.11	60.00	301	8.55	0.92	0.35	4.00	0.30	3.40
FBEI	First Bancorp of Indiana of IN	15.00	27.62	0.37	18.49	34.88	81.12	7.59	101.76	NM	0.60	4.00	NM	364	9.35	NA	0.22	2.32	0.19	1.99
FBSI	First Bancshares, Inc. of MO	17.00	26.37	-0.24	17.17	NM	99.01	10.91	100.12	NM	0.00	0.00	NM	242	11.02	1.47	-0.13	-1.11	-0.16	-1.40
FCAP	First Capital, Inc. of IN	16.65	47.12	1.10	15.64	13.65	106.46	10.58	122.34	15.14	0.68	4.08	61.82	445	9.94	1.13	0.77	7.89	0.69	7.12
FCLF	First Clover Leaf Fin Cp of IL	11.50	104.35	0.29	10.30	NM	111.65	27.72	126.79	39.66	0.24	2.09	NM	376	24.83	0.61	0.75	3.09	0.78	3.20
FDEF	First Defiance Fin. Corp of OH	26.00	186.63	1.85	22.94	12.44	113.34	12.11	150.20	14.05	1.00	3.85	54.05	1,541	10.69	0.71	0.98	9.36	0.87	8.28
FFNM	First Fed of N. Michigan of MI	8.40	24.22	0.11	11.75	NM	71.49	9.17	80.31	NM	0.20	2.38	NM	264	12.83	1.52	0.11	0.91	0.11	0.91
FFBZ	First Federal Bankshares of IA	17.30	58.65	0.63	20.72	19.01	83.49	9.08	113.29	27.46	0.42	2.43	66.67	646	10.88	0.73	0.50	4.44	0.34	3.07
FFHS	First Franklin Corp. of OH	13.64	22.93	0.73	15.19	26.75	89.80	7.10	89.80	18.68	0.36	2.64	49.32	323	7.91	1.18	0.26	3.37	0.38	4.82
FPFC	First Place Fin. Corp. of OH	17.26	297.49	1.22	18.92	11.58	91.23	9.22	136.55	14.15	0.62	3.59	50.82	3,226	10.11	1.06	0.83	7.97	0.68	6.52
FBC	Flagstar Bancorp, Inc. of MI	12.11	729.75	0.20	12.78	14.42	94.76	4.51	94.76	NM	0.40	3.30	NM	16,179	4.76	1.04	0.33	6.33	0.08	1.51
HFFC	HF Financial Corp. of SD	15.85	63.61	1.87	15.39	11.24	102.99	6.39	111.94	8.48	0.42	2.65	22.46	996	6.20	0.41	0.56	9.25	0.75	12.26
HMNF	HMN Financial, Inc. of MN	29.31	125.33	1.72	22.15	14.80	132.33	11.12	137.93	17.04	1.00	3.41	58.14	1,127	8.40	1.14	0.81	9.04	0.70	7.85
HFBC	HopFed Bancorp, Inc. of KY	15.01	54.26	1.08	14.57	13.65	103.02	7.06	121.83	13.90	0.48	3.20	44.44	769	6.85	0.15	0.52	7.65	0.51	7.52
JXSB	Jcksnville Bcp MHC of IL(47.7)	13.39	12.68	0.31	10.57	NM	126.68	9.68	146.34	NM	0.30	2.24	NM	275	7.64	0.79	0.22	2.76	0.23	2.95
KFFB	KY Fst Fed Bp MHC of KY (44.5)	10.14	38.47	0.10	7.54	NM	134.48	31.35	177.58	NM	0.40	3.94	NM	267	23.31	0.33	0.31	1.32	0.31	1.32
LSBI	LSB Fin. Corp. of Lafayette IN	23.95	37.58	1.71	21.96	13.23	109.06	10.74	109.06	14.01	1.00	4.18	58.48	350	9.84	4.76	0.78	8.23	0.74	7.78
LBCP	Liberty Bancorp, Inc. of MO	10.65	50.70	0.35	10.29	28.03	103.50	15.42	103.50	30.43	0.10	0.94	28.57	329	14.90	0.74	0.61	4.15	0.56	3.82
MFBC	MFB Corp. of Mishawaka IN	30.73	40.29	2.50	31.27	10.82	98.27	7.98	107.11	12.29	0.66	2.15	26.40	505	8.12	1.30	0.74	9.33	0.65	8.22
CASH	Meta Financial Group of IA	38.00	97.66	1.15	18.35	NM	207.08	14.65	223.27	33.04	0.52	1.37	45.22	667	7.07	0.55	0.06	0.92	0.41	6.59
MFSF	MutualFirst Fin. Inc. of IN	18.62	80.61	0.95	20.25	20.02	91.95	8.50	111.43	19.60	0.60	3.22	63.16	949	9.24	0.80	0.42	4.59	0.43	4.69
NASB	NASB Fin, Inc. of Grandview MO	30.48	241.77	1.00	18.81	13.61	162.04	15.74	165.29	30.48	0.90	2.95	NM	1,536	9.71	0.83	1.15	11.55	0.51	5.15
FFFD	North Central Bancshares of IA	39.00	53.24	3.21	30.57	12.15	127.58	10.03	144.77	12.15	1.40	3.59	43.61	531	7.86	0.20	0.85	10.37	0.85	10.37
PVFC	PVF Capital Corp. of Solon OH(7)	15.42	119.23	0.65	9.22	23.01	167.25	13.14	167.25	23.72	0.30	1.95	46.15	908	7.85	1.76	0.57	7.30	0.55	7.08
PFED	Park Bancorp of Chicago IL	29.97	37.19	-0.04	25.14	NM	119.21	17.04	119.21	NM	0.72	2.40	NM	218	14.29	2.00	0.00	0.00	-0.02	-0.16
PFDC	Peoples Bancorp of Auburn IN	18.65	58.65	0.83	19.64	21.44	94.96	12.13	98.83	22.47	0.76	4.08	NM	484	12.77	0.54	0.55	4.39	0.53	4.19
PCBI	Peoples Community Bcrp. of OH(7)	16.75	81.05	-1.40	17.86	NM	93.78	7.94	140.99	NM	0.60	3.58	NM	1,021	8.46	1.81	-0.64	-7.48	-0.65	-7.59
PULB	Pulaski Fin Cp of St. Louis MO	13.38	133.55	0.71	8.04	14.39	166.42	11.76	176.28	18.85	0.36	2.69	50.70	1,136	7.07	0.98	0.90	12.00	0.69	9.16
RIVR	River Valley Bancorp of IN	19.25	31.34	1.30	14.91	14.69	129.11	9.31	129.28	14.81	0.80	4.16	61.54	337	7.21	NA	0.64	8.91	0.63	8.84
TFSL	TFS Fin Corp MHC of OH (31.5)	11.99	1261.35	0.04	5.90	NM	203.22	39.78	204.26	NM	0.00	0.00	0.00	10,016	19.58	0.98	0.13	0.88	0.13	0.88
TONE	TierOne Corp. of Lincoln NE(7)	24.35	439.61	1.86	20.38	12.82	119.48	12.58	138.12	13.09	0.32	1.31	17.20	3,495	10.53	1.65	1.01	9.74	0.99	9.53
UCBA	United Comm Bncp MHC IN (45.0)	12.35	47.04	0.22	7.49	38.59	164.89	26.53	164.89	NM	0.32	2.59	NM	386	16.09	0.81	0.73	4.22	0.50	2.90
UCFC	United Community Fin. of OH	7.21	217.84	0.61	9.11	10.76	79.14	8.05	90.58	11.82	0.38	5.27	62.30	2,706	10.17	2.32	0.75	7.31	0.69	6.66
WAUW	Wauwatosa Hlds MHC of WI(30.4)	16.00	160.72	0.12	6.67	NM	239.88	31.56	239.88	NM	0.00	0.00	0.00	1,647	13.16	2.60	0.24	1.68	0.24	1.68
WAYN	Wayne Savings Bancshares of OH	12.80	40.88	0.71	10.56	18.55	121.21	10.27	130.35	18.03	0.48	3.75	67.61	398	8.48	0.23	0.55	6.53	0.57	6.72

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-West Companies;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-4
Peer Group Market Area Comparative Analysis

Exhibit III-4
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2007 (000)	Proj. Pop. 2012	2000-2007 % Change	2007-2012 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
American Bancorp of NJ	Essex	794	808	818	1.8%	1.2%	31,402	88.8%	2.1%
CFS Bancorp, Inc. of IN	Lake	485	501	513	3.4%	2.4%	25,149	95.4%	8.5%
First Federal Bankshares of IA	Woodbury	104	103	102	-0.9%	-0.7%	23,718	93.9%	14.9%
HMN Financial, Inc. of MN	Olmsted	124	144	157	15.7%	8.9%	34,173	109.9%	22.5%
MutualFirst Financial, Inc. of IN	Delaware	119	117	115	-1.1%	-1.7%	24,052	91.2%	22.4%
North Central Bancshares of IA	Webster	40	39	39	-1.8%	-2.3%	23,178	91.8%	18.4%
Pulaski Financial Corp. of MO	St. Louis	1,016	1,006	998	-1.0%	-0.8%	36,043	141.5%	2.8%
Rainier Pacific Financial Group of WA	Pierce	701	783	843	11.7%	7.6%	27,259	91.0%	5.4%
Riverview Bancorp, Inc. of WA	Clark	345	419	481	21.5%	14.6%	28,092	93.8%	11.3%
Timberland Bancorp, Inc. of WA	Grays Harbor	67	72	74	6.8%	2.6%	21,356	71.3%	19.8%
	Averages:	**379**	**399**	**414**	**5.6%**	**3.2%**	**27,442**	**96.9%**	**12.8%**
	Medians:	**235**	**282**	**319**	**2.6%**	**1.8%**	**26,204**	**92.8%**	**13.1%**
Home Federal Bancorp, Inc. of ID	**Canyon**	**131**	**180**	**218**	**36.8%**	**21.0%**	**19,849**	**84.6%**	**16.6%**

(1) Total institution deposits in headquarters county as percent of total county deposits as of June 30, 2006.

Sources: ERSI, FDIC.

EXHIBIT IV-1
Stock Prices:
As of September 14, 2007

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part One
Prices As Of September 14, 2007

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(124)	17.57	29,100	490.0	22.20	15.45	17.51	0.18	-11.01	-12.56	0.98	0.90	15.15	13.56	160.47
SAIF-Insured Thrifts(124)	17.57	29,100	490.0	22.20	15.45	17.51	0.18	-11.01	-12.56	0.98	0.90	15.15	13.56	160.47
NYSE Traded Companies(13)	23.04	111,367	2,122.7	32.68	18.59	22.24	3.48	-17.78	-21.04	2.06	1.51	20.58	17.56	229.01
AMEX Traded Companies(4)	15.88	12,782	127.4	21.80	14.35	15.89	0.06	-24.27	-24.07	0.89	0.87	13.17	12.74	122.51
NASDAQ Listed OTC Companies(107)	16.98	19,881	308.6	20.96	15.12	17.01	-0.21	-9.67	-11.08	0.85	0.83	14.58	13.12	153.77
California Companies(9)	25.22	18,582	541.9	36.76	20.28	24.72	0.17	-18.10	-22.12	2.82	2.05	23.61	23.28	288.12
Florida Companies(5)	11.04	26,802	299.7	19.11	9.67	10.92	1.97	-39.27	-37.92	0.90	0.76	11.31	10.75	174.09
Mid-Atlantic Companies(35)	16.62	59,459	983.6	20.35	14.69	16.43	1.18	-8.40	-9.60	0.74	0.78	13.01	10.94	143.26
Mid-West Companies(40)	17.58	8,994	134.4	21.35	15.70	17.68	-0.44	-9.98	-11.62	0.93	0.86	15.85	14.43	170.31
New England Companies(17)	17.23	33,982	532.8	20.75	15.28	17.16	0.10	-6.87	-8.69	0.52	0.56	15.37	13.53	124.96
North-West Companies(5)	18.32	28,130	672.2	21.84	15.96	18.36	-0.51	0.46	-5.66	1.05	1.03	11.92	10.67	103.22
South-East Companies(10)	18.08	8,865	130.0	22.87	16.45	18.29	-1.74	-12.19	-13.08	1.16	1.13	15.00	13.73	136.19
South-West Companies(2)	9.20	14,475	134.2	17.30	7.75	8.91	3.25	-39.90	-37.74	0.42	0.19	12.44	7.13	126.89
Western Companies (Excl CA)(1)	20.80	7,304	151.9	26.32	18.75	21.05	-1.19	-6.81	4.05	1.41	1.68	15.28	15.28	279.77
Thrift Strategy(117)	17.11	22,759	377.7	21.61	15.11	17.07	0.06	-10.80	-12.14	0.94	0.87	14.98	13.43	157.41
Mortgage Banker Strategy(4)	19.40	141,240	2,447.7	26.11	15.69	18.92	3.46	-21.19	-23.45	1.17	0.88	15.73	12.33	193.60
Diversified Strategy(2)	39.51	153,598	2,755.8	46.83	34.10	38.89	0.45	-2.32	-13.64	2.60	2.71	23.46	23.18	262.65
Companies Issuing Dividends(109)	17.96	31,697	535.7	22.63	15.85	17.95	0.00	-11.23	-12.83	1.06	0.98	15.26	13.60	164.55
Companies Without Dividends(15)	14.71	10,181	157.2	19.11	12.58	14.28	1.50	-9.45	-10.60	0.39	0.33	14.34	13.29	130.79
Equity/Assets <6%(6)	17.19	40,347	805.8	22.75	14.90	17.33	-1.45	-15.68	-14.07	1.49	1.36	14.73	14.19	273.26
Equity/Assets 6-12%(79)	19.11	23,752	404.1	24.83	16.84	19.06	0.05	-13.64	-15.71	1.25	1.13	16.06	14.50	193.16
Equity/Assets >12%(39)	14.54	38,277	619.2	16.88	12.76	14.43	0.68	-5.14	-6.05	0.36	0.39	13.40	11.60	79.86
Converted Last 3 Mths (no MHC)(2)	10.19	15,403	151.4	11.87	9.32	10.06	1.45	4.26	-6.05	0.29	0.29	11.62	11.62	42.79
Actively Traded Companies(9)	23.07	66,555	1,295.0	29.01	20.80	22.84	0.81	-9.50	-14.10	1.12	1.12	17.40	15.58	196.30
Market Value Below $20 Million(4)	9.88	1,955	16.5	12.30	8.43	10.21	-2.97	-6.80	-9.90	0.01	-0.10	9.88	9.64	127.77
Holding Company Structure(117)	17.80	30,602	517.5	22.49	15.63	17.72	0.31	-11.17	-12.95	1.03	0.95	15.32	13.63	161.28
Assets Over $1 Billion(52)	19.92	64,925	1,113.3	26.10	16.79	19.62	1.32	-13.28	-15.92	1.41	1.21	16.12	13.45	179.21
Assets $500 Million-$1 Billion(36)	18.05	5,784	88.7	23.27	17.10	18.92	-0.01	-8.84	-10.78	0.96	0.97	16.17	14.84	180.78
Assets $250-$500 Million(26)	12.90	4,214	49.6	15.58	11.92	13.07	-1.40	-10.88	-10.10	0.54	0.57	12.57	12.10	116.80
Assets less than $250 Million(10)	13.95	1,994	23.7	16.93	12.48	14.01	-0.42	-7.82	-8.86	0.06	-0.01	13.70	13.57	112.07
Goodwill Companies(86)	19.18	38,630	667.5	24.28	16.67	19.08	0.50	-11.43	-13.23	1.19	1.11	16.06	13.76	175.21
Non-Goodwill Companies(38)	13.99	7,923	95.7	17.59	12.77	14.03	-0.52	-10.09	-11.08	0.49	0.45	13.14	13.14	127.72
Acquirors of FSLIC Cases(4)	25.11	29,939	968.4	32.32	20.64	25.03	0.15	-6.75	-10.83	1.36	1.12	21.41	21.00	223.32

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 14, 2007

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Shares	Market	52 Week (1)			% Change From						Tangible	
	Price/	Outst-	Capital-			Last	Last	52 Wks	Dec 31,	Trailing 12 Mo.	12 Mo. Core	Book Value/	Book Value/	Assets/
	Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	2004(2)	EPS(3)	EPS(3)	Share	Share(4)	Share
	($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
Market Averages, MHC Institutions														
All Public Companies(40)	13.35	30,850	167.6	15.58	11.66	13.24	0.67	0.17	-5.83	0.28	0.25	7.74	7.27	59.07
SAIF-Insured Thrifts(40)	13.35	30,850	167.6	15.58	11.66	13.24	0.67	0.17	-5.83	0.28	0.25	7.74	7.27	59.07
AMEX Traded Companies(1)	10.65	2,300	10.4	14.20	10.60	11.15	-4.48	-24.73	-14.80	0.47	0.50	8.88	8.88	57.65
NASDAQ Listed OTC Companies(39)	13.43	31,689	172.3	15.62	11.69	13.30	0.82	0.90	-5.56	0.27	0.24	7.70	7.22	59.11
Mid-Atlantic Companies(23)	12.65	24,098	137.0	14.94	11.06	12.60	0.35	-2.72	-6.09	0.31	0.27	7.74	7.21	57.68
Mid-West Companies(7)	16.07	66,685	337.2	17.69	13.86	15.86	1.18	4.56	0.51	0.21	0.20	8.22	7.75	62.57
New England Companies(5)	11.14	11,482	59.3	14.14	10.51	11.16	0.03	-9.01	-15.58	0.24	0.23	7.26	6.94	64.39
South-East Companies(2)	13.70	10,888	46.0	17.00	11.56	13.15	4.18	-10.57	-17.72	0.21	0.22	5.78	5.69	41.15
South-West Companies(1)	18.05	25,963	209.5	19.00	14.25	17.48	3.26	80.50	6.55	0.23	0.22	8.09	8.09	61.81
Thrift Strategy(40)	13.35	30,850	167.6	15.58	11.66	13.24	0.67	0.17	-5.83	0.28	0.25	7.74	7.27	59.07
Companies Issuing Dividends(26)	14.11	18,289	123.8	16.30	12.27	13.96	0.94	-0.16	-6.71	0.29	0.29	7.90	7.24	62.86
Companies Without Dividends(14)	12.06	52,107	241.8	14.35	10.64	13.03	0.22	0.73	-4.33	0.25	0.18	7.46	7.31	52.66
Equity/Assets 6-12%(15)	14.45	14,802	129.1	17.29	12.61	14.35	0.45	-8.11	-10.75	0.36	0.36	8.48	7.61	88.29
Equity/Assets >12%(24)	12.70	40,332	190.4	14.56	11.10	12.59	0.80	5.07	-2.92	0.23	0.19	7.30	7.07	41.80
Holding Company Structure(37)	13.40	31,505	171.2	15.72	11.72	13.31	0.55	0.13	-6.02	0.28	0.25	7.80	7.30	60.55
Assets Over $1 Billion(11)	17.51	83,900	466.2	19.77	14.95	17.25	1.35	10.58	0.30	0.29	0.29	8.05	7.38	60.65
Assets $500 Million-$1 Billion(10)	12.58	17,430	90.8	14.21	10.60	12.54	0.34	2.81	-5.97	0.26	0.26	7.30	6.73	50.26
Assets $250-$500 Million(18)	11.45	7,437	36.1	13.78	10.25	11.36	0.69	-5.11	-8.68	0.27	0.21	7.64	7.29	61.21
Assets less than $250 Million(1)	10.65	2,300	10.4	14.20	10.60	11.15	-4.48	-24.73	-14.80	0.47	0.50	8.88	8.88	57.65
Goodwill Companies(19)	12.85	43,439	200.8	14.96	11.45	12.75	0.82	-4.05	-6.73	0.24	0.23	7.64	6.55	64.56
Non-Goodwill Companies(21)	13.72	21,407	142.7	16.04	11.82	13.60	0.56	3.33	-5.15	0.31	0.26	7.81	7.81	54.96
MHC Institutions(40)	13.35	30,850	167.6	15.58	11.66	13.24	0.67	0.17	-5.83	0.28	0.25	7.74	7.27	59.07
MHC Converted Last 3 Months(1)	9.53	82,265	347.6	9.69	8.31	9.35	1.93	-4.70	-4.70	0.15	0.14	7.12	5.43	44.62

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 14, 2007

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
		Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	26.22	96,852	2,539.5	31.75	22.47	25.91	1.20	-16.04	-13.06	1.53	1.52	12.34	10.43	223.54
BFF	BFC Financial Corp. of FL(8)	2.86	35,999	103.0	7.06	2.11	2.84	0.70	-49.74	-56.99	-0.10	-0.24	4.52	2.37	211.28
BBX	BankAtlantic Bancorp of FL	8.70	58,089	505.4	14.96	7.50	7.98	9.02	-40.70	-37.00	0.31	0.05	8.83	7.51	111.81
DSL	Downey Financial Corp. of CA	55.05	27,854	1,533.4	75.29	43.55	55.07	-0.04	-13.06	-24.15	6.70	5.78	52.58	52.46	535.04
FED	FirstFed Financial Corp. of CA	54.34	16,010	870.0	69.70	38.73	49.20	10.45	2.84	-18.86	7.93	7.57	45.24	45.20	479.03
FBC	Flagstar Bancorp, Inc. of MI	12.11	60,260	729.7	15.59	9.59	12.10	0.08	-15.67	-18.40	0.84	0.20	12.78	12.78	268.49
GLK	Great Lakes Bancorp, Inc of NY	13.26	10,925	144.9	16.80	11.35	12.00	10.50	-17.38	-5.56	-0.15	-0.17	12.30	12.29	81.65
IMB	IndyMac Bancorp, Inc. of CA	22.95	73,665	1,690.6	40.14	16.86	21.41	7.19	-43.91	-49.18	3.47	-1.34	27.83	26.21	429.77
NYB	New York Community Bcrp of NY	18.55	313,852	5,822.0	18.91	15.69	18.41	0.76	12.56	15.22	0.69	0.81	12.62	4.83	94.39
NAL	NewAlliance Bancshares of CT	14.65	112,878	1,653.7	17.09	12.78	14.51	0.96	0.41	-10.67	0.28	0.42	12.61	7.41	70.36
PFB	PFF Bancorp, Inc. of Pomona CA	15.97	23,420	374.0	38.24	14.53	16.35	-2.32	-55.74	-53.72	1.75	1.77	15.82	15.76	190.83
PFS	Provident Fin. Serv. Inc of NJ	16.80	63,449	1,065.9	18.94	13.54	16.35	2.75	-10.78	-7.34	0.85	0.83	16.06	9.31	90.51
SOV	Sovereign Bancorp, Inc. of PA	17.83	479,150	8,543.2	26.70	16.52	17.62	1.19	-15.94	-29.78	0.50	0.72	17.92	6.57	172.67
AMEX Traded Companies															
FDT	Federal Trust Corp of FL	4.85	9,414	45.7	10.69	4.10	4.80	1.04	-52.40	-51.98	-0.22	-0.24	5.31	5.31	76.60
GOV	Gouverneur Bcp MHC of NY(42.8)	10.65	2,300	10.4	14.20	10.60	11.15	-4.48	-24.73	-14.80	0.47	0.50	8.88	8.88	57.65
WFD	New Westfield Fin. Inc. of MA	9.99	31,927	319.0	12.29	8.52	9.91	0.81	0.60	-5.22	0.19	0.20	9.19	9.19	32.31
TSH	Teche Hlding Cp of N Iberia LA	41.67	2,201	91.7	54.40	38.61	41.75	-0.19	-21.38	-19.09	3.15	3.12	29.86	28.12	324.43
WSB	Washington SB, FSB of Bowie MD	7.00	7,585	53.1	9.80	6.15	7.10	-1.41	-23.91	-20.00	0.45	0.39	8.32	8.32	56.70
NASDAQ Listed OTC Companies															
ABBC	Abington Bancorp, Inc. of PA	9.58	24,460	234.3	12.74	8.50	9.31	2.90	0.52	-20.10	0.25	0.25	9.99	9.99	42.93
ALLB	Alliance Bank MHC of PA (45.0)	9.10	7,225	29.6	11.94	7.54	8.87	2.59	-15.19	-15.43	0.20	0.20	6.84	6.84	58.81
ASBI	Ameriana Bancorp of IN	9.00	2,989	26.9	14.24	8.80	9.10	-1.10	-33.14	-31.14	-0.41	-0.13	10.56	10.28	141.65
ABNJ	American Bancorp of NJ	11.00	12,469	137.2	12.39	10.20	10.99	0.09	-8.03	-8.18	0.08	0.07	8.50	8.50	45.09
ABCW	Anchor BanCorp Wisconsin of WI	27.83	21,345	594.0	29.99	21.21	26.47	5.14	-2.49	-3.44	1.79	1.66	15.53	14.60	212.36
ACFC	Atl Cst Fed Cp of GA MHC(36.8)(8)	14.17	13,676	72.0	20.06	12.42	13.95	1.58	-20.35	-22.27	0.29	0.29	6.51	6.31	65.69
BCSB	BCSB Bankcorp MHC of MD (36.5)(8)	9.00	5,916	19.4	17.30	8.45	9.21	-2.28	-28.17	-40.00	-0.53	0.10	5.72	5.30	110.06
BKMU	Bank Mutual Corp of WI	11.80	55,195	651.3	12.76	10.25	11.65	1.29	-5.22	-2.56	0.35	0.33	8.52	7.52	62.28
BFIN	BankFinancial Corp. of IL	15.50	22,943	355.6	18.50	13.01	15.50	0.00	-13.55	-12.97	0.35	0.34	13.38	12.01	66.77
BKUNA	BankUnited Fin. Corp. of FL	16.57	35,626	590.3	28.79	13.64	16.41	0.98	-37.68	-40.74	2.77	2.52	22.40	21.60	406.69
BNCL	Beneficial Mut MHC of PA(44.3)	9.53	82,265	347.6	9.69	8.31	9.35	1.93	-4.70	-4.70	0.15	0.14	7.12	5.43	44.62
BFBC	Benjamin Frkln Bncrp Inc of MA	13.66	8,086	110.5	16.94	12.01	13.73	-0.51	-2.50	-16.20	0.45	0.59	13.28	8.75	110.83
BHLB	Berkshire Hills Bancorp of MA	30.94	8,842	273.6	39.67	25.21	29.31	5.56	-16.15	-7.53	1.30	1.67	30.12	16.49	245.38
BRBI	Blue River Bancshares of IN	4.96	3,467	17.2	6.60	1.49	5.03	-1.39	-22.50	-18.69	0.13	0.13	5.04	4.07	68.24
BOFI	Bofi Holding, Inc. Of CA	7.20	8,268	59.5	8.00	6.09	7.26	-0.83	4.35	3.90	0.36	0.32	8.19	8.19	114.56
BYFC	Broadway Financial Corp. of CA	10.27	1,692	17.4	11.29	10.06	11.20	-8.30	-2.19	-2.15	0.88	0.87	10.86	10.86	187.83
BRKL	Brookline Bancorp, Inc. of MA	11.69	59,585	696.5	14.25	10.10	12.00	-2.58	-11.64	-11.24	0.34	0.34	9.18	8.34	39.80
BFSB	Brooklyn Fed MHC of NY (30.0)	14.09	13,418	55.9	15.50	12.50	14.00	0.64	9.65	6.74	0.29	0.28	6.36	6.36	29.66
CITZ	CFS Bancorp, Inc of Munster IN	13.98	10,846	151.6	15.15	13.86	14.16	-1.27	-6.55	-4.57	0.55	0.50	11.83	11.71	110.91
CMSB	CMS Bancorp, Inc. of NY	10.48	2,055	21.5	12.00	10.00	10.25	2.24	4.80	4.80	-0.78	-0.78	11.89	11.89	68.91
CFFN	Capitol Fd Fn MHC of KS (29.5)	36.20	74,297	790.6	40.42	29.25	35.45	2.12	3.05	-5.78	0.48	0.49	11.71	11.71	105.30
CARV	Carver Bancorp, Inc. of NY	15.50	2,503	38.8	17.10	14.50	15.53	-0.19	-6.63	-0.51	1.17	1.61	20.89	18.34	305.15
CEBK	Central Bncrp of Somerville MA	24.10	1,640	39.5	33.90	20.12	24.10	0.00	-20.51	-25.53	0.69	0.41	23.00	21.64	334.66
CFBK	Central Federal Corp. of OH	5.50	4,435	24.4	8.37	5.21	6.00	-8.33	-32.76	-25.27	0.08	0.02	6.20	6.20	58.61
CHEV	Cheviot Fin Cp MHC of OH(42.1)	12.45	9,144	49.4	13.75	11.87	12.13	2.64	0.97	-5.82	0.10	0.11	7.63	7.63	34.61
CBNK	Chicopee Bancorp, Inc. of MA	13.69	7,439	101.8	16.19	12.70	13.95	-1.86	-7.19	-12.52	-0.28	0.16	14.75	14.75	63.06
CZWI	Citizens Comm Bncorp Inc of WI	9.23	7,118	65.7	10.47	7.90	9.05	1.99	-5.91	-5.62	0.06	0.06	10.92	9.93	46.45
CTZN	Citizens First Bancorp of MI	19.50	8,052	157.0	31.64	16.01	19.19	1.62	-21.05	-36.56	1.21	1.20	22.12	20.59	221.88
CSBC	Citizens South Banking of NC	12.61	7,886	99.4	13.40	12.09	12.92	-2.40	-3.07	-2.55	0.75	0.80	10.68	6.70	95.80
CSBK	Clifton Svg Bp MHC of NJ(43.3)	11.38	28,465	145.8	12.35	8.85	11.18	1.79	0.26	-6.64	0.10	0.10	6.36	6.36	28.14
COBK	Colonial Bank MHC of NJ (46.0)	11.50	4,433	23.9	16.05	10.05	11.65	-1.29	-10.51	-18.21	0.35	0.35	8.19	8.19	97.51
CFFC	Community Fin. Corp. of VA	10.00	4,296	43.0	12.75	8.04	11.00	-9.09	-19.81	-14.68	0.97	0.97	9.05	9.05	111.61
DCOM	Dime Community Bancshare of NY	14.25	35,258	502.4	15.36	10.70	13.39	6.42	-2.13	1.71	0.70	0.66	7.81	6.23	92.19
ESBF	ESB Financial Corp. of PA	10.08	12,717	128.2	11.79	9.57	9.90	1.82	-11.03	-8.36	0.69	0.62	9.53	6.04	148.55
ESSA	ESSA Bancorp, Inc. of PA	11.29	16,981	191.7	12.21	10.20	11.30	-0.09	12.90	12.90	-0.91	-0.91	12.04	12.04	52.54
ESBK	Elmira Svgs Bank, FSB of NY	20.51	1,451	29.8	28.92	19.25	22.70	-9.65	-19.41	-25.42	1.16	1.54	17.09	16.94	259.22
FFDF	FFD Financial Corp of Dover OH	14.20	1,110	15.8	18.51	13.61	14.52	-2.20	-6.08	-18.90	1.43	1.33	15.95	15.95	152.73
FFCO	FedFirst Fin MHC of PA (45.8)	9.30	6,641	28.6	10.50	8.64	9.05	2.76	-7.46	-4.12	-0.16	-0.16	6.80	6.63	41.18
FSBI	Fidelity Bancorp, Inc. of PA	15.43	2,990	46.1	19.75	14.83	14.94	3.28	-19.64	-17.22	1.40	1.17	15.36	14.45	243.14

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 14, 2007

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
FBTC	First BancTrust Corp of IL	11.40	2,227	25.4	12.35	10.50	11.40	0.00	-3.39	-3.39	0.47	0.40	11.55	10.98	135.13
FBEI	First Bancorp of Indiana of IN	15.00	1,841	27.6	20.82	14.51	15.40	-2.60	-17.17	-24.28	0.43	0.37	18.49	14.74	197.74
FBSI	First Bancshares, Inc. of MO	17.00	1,551	26.4	17.99	15.10	17.00	0.00	0.29	-2.30	-0.19	-0.24	17.17	16.98	155.76
FCAP	First Capital, Inc. of IN	16.65	2,830	47.1	18.95	16.04	16.15	3.10	-7.50	-10.24	1.22	1.10	15.64	13.61	157.37
FCLF	First Clover Leaf Fin Cp of IL	11.50	9,074	104.4	12.25	10.00	11.39	0.97	-2.54	0.00	0.28	0.29	10.30	9.07	41.48
FCFL	First Community Bk Corp of FL	14.04	4,078	57.3	22.00	13.42	14.50	-3.17	-26.30	-21.96	0.74	0.71	8.69	8.59	101.24
FDEF	First Defiance Fin. Corp of OH	26.00	7,178	186.6	30.70	23.99	26.91	-3.38	-4.09	-14.05	2.09	1.85	22.94	17.31	214.64
FFNM	First Fed of N. Michigan of MI	8.40	2,883	24.2	9.77	7.05	8.40	0.00	-11.58	-7.69	0.11	0.11	11.75	10.46	91.61
FFBH	First Fed. Bancshares of AR	18.23	4,863	88.7	25.43	17.50	18.69	-2.46	-23.88	-25.04	0.99	0.88	15.33	15.33	168.72
FFSX	First Federal Bankshares of IA	17.30	3,390	58.6	22.51	17.30	17.67	-2.09	-20.64	-20.28	0.91	0.63	20.72	15.27	190.51
FFCH	First Fin. Holdings Inc. of SC	31.21	11,841	369.6	41.50	26.49	30.59	2.03	-8.21	-20.34	2.26	2.14	15.94	14.02	225.57
FFHS	First Franklin Corp. of OH	13.64	1,681	22.9	18.19	13.00	13.01	4.84	-15.91	-12.00	0.51	0.73	15.19	15.19	192.06
FKFS	First Keystone Fin., Inc of PA	13.10	2,432	31.9	20.61	12.55	12.90	1.55	-29.76	-32.47	0.28	0.35	24.00	14.00	215.70
FMSB	First Mutual Bncshrs Inc of WA(8)	26.10	6,695	174.7	27.08	21.01	26.03	0.27	19.40	12.60	1.50	1.13	11.01	11.01	153.70
FNFG	First Niagara Fin. Group of NY	13.59	106,209	1,443.4	15.43	11.49	13.91	-2.30	-9.34	-8.55	0.79	0.81	13.06	6.02	74.81
FPTB	First PacTrust Bancorp of CA	23.34	4,404	102.8	28.92	20.65	23.40	-0.26	-19.29	-15.77	0.98	0.98	18.95	18.95	174.65
FPFC	First Place Fin. Corp. of OH	17.26	17,236	297.5	25.49	15.00	17.20	0.35	-27.20	-26.52	1.49	1.22	18.92	12.64	187.18
FFIC	Flushing Fin. Corp. of NY	16.36	21,253	347.7	18.79	14.41	16.15	1.30	-8.04	-4.16	0.96	0.92	10.54	9.64	143.13
FXCB	Fox Chase Bncp MHC of PA(44.5)	12.97	14,680	84.7	14.32	10.36	12.79	1.41	29.70	-3.93	0.28	0.31	8.63	8.63	51.81
FBTX	Franklin Bank Corp of TX	9.30	25,346	235.7	21.88	7.50	8.96	3.79	-54.30	-54.72	0.57	0.11	15.12	4.50	218.80
GSLA	GS Financial Corp. of LA	18.25	1,266	23.1	22.01	17.04	18.70	-2.41	0.27	-7.83	1.57	1.54	21.32	21.32	134.22
PKDB	Great Pee Dee Bancorp of SC(8)	20.81	1,790	37.2	24.99	14.38	20.90	-0.43	41.08	34.26	0.89	0.87	15.27	14.97	122.34
GCBC	Green Co Bcrp MHC of NY (44.4)	13.24	4,151	24.4	16.00	11.00	13.07	1.30	-15.78	-14.58	0.54	0.59	8.53	8.53	78.49
HFFC	HF Financial Corp. of SD	15.85	4,013	63.6	18.50	15.72	16.69	-5.03	-2.66	-8.28	1.41	1.07	15.39	14.16	248.22
HMNF	HMN Financial, Inc. of MN	29.31	4,276	125.3	35.90	28.54	29.98	-2.23	-18.13	-15.07	1.98	1.72	22.15	21.25	263.66
HBNK	Hampden Bancorp, Inc. of MA	11.00	7,950	87.5	13.00	9.00	10.44	5.36	10.00	10.00	-0.35	-0.36	12.80	12.80	64.26
HARL	Harleysville Svgs Fin Cp of PA	14.00	3,852	53.9	19.93	13.30	14.01	-0.07	-17.16	-24.24	0.87	0.84	12.73	12.73	202.01
HWFG	Harrington West Fncl Grp of CA	14.58	5,547	80.9	18.49	14.50	15.00	-2.80	-10.28	-15.48	1.28	1.40	12.42	11.28	203.80
HBOS	Heritage Fn Gp MHC of GA(29.9)	13.70	10,888	46.0	17.00	11.56	13.15	4.18	-10.57	-17.72	0.21	0.22	5.78	5.69	41.15
HIFS	Hingham Inst. for Sav. of MA	30.42	2,119	64.5	38.49	29.03	29.65	2.60	-20.78	-11.26	2.01	2.01	25.10	25.10	334.83
HOME	Home Fed Bncp MHC of ID (40.8)(8)	13.83	15,232	85.6	17.99	12.53	13.51	2.37	-9.31	-19.41	0.38	0.31	7.22	7.22	47.81
HFBC	HopFed Bancorp, Inc. of KY	15.01	3,615	54.3	16.66	14.39	15.01	0.00	-8.03	-6.77	1.10	1.08	14.57	12.32	212.63
HCBK	Hudson City Bancorp, Inc of NJ	14.74	531,830	7,839.2	14.75	11.45	14.01	5.21	9.75	6.20	0.53	0.53	8.75	8.44	74.63
IFSB	Independence FSB of DC	10.10	1,552	15.7	12.80	8.57	10.10	0.00	3.59	0.20	-2.40	-2.74	7.67	7.67	102.28
ISBC	Investors Bcrp MHC of NJ(45.7)	14.33	111,469	762.0	16.00	11.46	14.10	1.63	-6.03	-8.90	0.20	0.22	7.57	7.57	50.25
JXSB	Jcksnville Bcp MHC of IL(47.7)	13.39	1,907	12.7	13.80	11.18	13.39	0.00	9.31	3.40	0.29	0.31	10.57	9.15	138.35
JFBI	Jefferson Bancshares Inc of TN	10.85	6,412	69.6	13.45	10.00	11.15	-2.69	-19.03	-16.67	0.23	0.25	11.49	11.49	51.43
KFED	K-Fed Bancorp MHC of CA (37.3)(8)	13.33	13,970	70.2	20.08	12.43	12.72	4.80	-15.85	-29.28	0.34	0.34	6.56	6.25	57.18
KNBT	KNBT Bancorp, Inc. of PA	15.42	27,197	419.4	17.52	12.66	15.30	0.78	-4.99	-7.83	0.72	0.80	12.95	8.00	106.22
KFFB	KY Fst Fed Bp MHC of KY (44.5)	10.14	8,263	38.5	10.59	9.50	10.01	1.30	-2.41	-1.07	0.10	0.10	7.54	5.71	32.34
KRNY	Kearny Fin Cp MHC of NJ (29.7)	12.31	71,143	265.1	17.07	11.34	12.33	-0.16	-18.69	-23.35	0.05	0.05	6.66	5.49	28.22
LSBX	LSB Corp of No. Andover MA	16.06	4,597	73.8	18.06	15.50	16.00	0.37	-0.86	-3.08	0.74	0.83	12.61	12.61	125.98
LSBI	LSB Fin. Corp. of Lafayette IN	23.95	1,569	37.6	27.49	22.34	23.20	3.23	-6.85	-2.24	1.81	1.71	21.96	21.96	223.08
LSBK	Lake Shore Bnp MHC of NY(45.0)	10.50	6,464	31.2	14.50	9.50	10.71	-1.96	-2.05	-16.40	0.24	0.24	8.05	8.05	54.02
LEGC	Legacy Bancorp, Inc. of MA	14.02	10,011	140.4	16.41	11.87	14.24	-1.54	-9.02	-11.55	0.19	0.32	14.16	13.05	84.35
LBCP	Liberty Bancorp, Inc. of MO	10.65	4,761	50.7	11.52	9.95	10.93	-2.56	2.90	-0.75	0.38	0.35	10.29	10.29	69.06
LABC	Louisiana Bancorp, Inc. of LA	10.80	6,346	68.5	10.99	10.15	10.80	0.00	8.00	8.00	0.32	0.32	13.25	13.25	42.64
MFBC	MFB Corp. of Mishawaka IN	30.73	1,311	40.3	36.19	29.76	30.75	-0.07	-7.94	-10.17	2.84	2.50	31.27	28.69	385.27
MSBF	MSB Fin Corp MHC of NJ (45.0)	10.00	5,631	25.3	12.50	9.51	10.58	-5.48	8.00	0.00	0.28	0.28	7.68	7.68	50.29
MGYR	Magyar Bancorp MHC of NJ(46.0)	11.14	5,832	30.3	15.20	10.75	10.99	1.36	-16.74	-19.04	0.14	0.14	8.17	8.17	81.35
MASB	MassBank Corp. of Reading MA	34.37	4,320	148.5	34.79	32.30	34.43	-0.17	4.85	4.50	1.61	1.51	24.83	24.57	189.11
MFLR	Mayflower Co-Op. Bank of MA	11.48	2,096	24.1	13.75	10.00	11.89	-3.45	-17.29	-5.75	0.50	0.44	9.36	9.34	115.60
CASH	Meta Financial Group of IA	38.00	2,570	97.7	42.00	23.37	41.00	-7.32	56.38	27.52	0.16	1.15	18.35	17.02	259.43
MFSF	MutualFirst Fin. Inc. of IN	18.62	4,329	80.6	22.92	16.01	18.10	2.87	-9.39	-12.17	0.93	0.95	20.25	16.71	219.14
NASB	NASB Fin, Inc. of Grandview MO	30.48	7,932	241.8	44.06	26.32	30.10	1.26	-14.14	-26.29	2.24	1.00	18.81	18.44	193.63
NECB	NE Comm Bncrp MHC of NY (45.0)	10.52	13,225	62.6	12.60	9.25	10.54	-0.19	-7.56	-14.40	0.90	-0.05	8.16	8.16	23.16
NHTB	NH Thrift Bancshares of NH	15.60	5,066	79.0	16.96	13.98	15.70	-0.64	-4.59	-2.50	0.87	0.73	12.20	7.82	149.60
NVSL	Naug Vlly Fin MHC of CT (44.2)	10.24	7,391	34.0	12.95	9.97	10.59	-3.31	-9.38	-16.75	0.16	0.15	6.77	6.75	58.08
NEBS	New England Bnchrs Inc. of CT	12.05	5,352	64.5	13.70	10.26	11.87	1.52	-7.66	-8.99	0.19	0.18	10.64	10.33	54.65
NFSB	Newport Bancorp, Inc. of RI	12.25	4,878	59.8	14.45	11.61	12.65	-3.16	-11.55	-10.32	-0.27	-0.27	12.44	12.44	63.57
FFFD	North Central Bancshares of IA	39.00	1,365	53.2	41.33	38.20	39.50	-1.27	-1.27	-0.64	3.21	3.21	30.57	26.94	388.97
NWSB	Northwest Bcrp MHC of PA(39.1)	28.15	49,149	551.0	29.75	24.85	27.88	1.26	4.26	2.51	0.94	0.93	12.07	8.30	140.35
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	11.04	8,508	42.6	13.83	9.94	11.35	-2.73	-14.68	-19.71	0.34	0.34	7.37	7.37	68.44
OCFC	OceanFirst Fin. Corp of NJ	18.30	12,319	225.4	24.00	14.37	17.65	3.68	-18.49	-20.19	-0.14	0.74	10.04	10.04	160.55
ONFC	Oneida Financl MHC of NY(44.6)	11.85	7,787	41.2	13.44	10.94	11.90	-0.42	-2.87	0.34	0.48	0.49	7.46	4.14	64.74

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 14, 2007

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From						Tangible	
		Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
ORIT	Oritani Fin Cp MHC of NJ(32.0)	15.32	40,552	198.8	16.00	12.55	14.77	3.72	53.20	53.20	0.30	0.31	6.72	6.72	29.45
OSBK	Osage Bancshares, Inc. of OK	9.09	3,604	32.8	12.71	8.00	8.85	2.71	-25.49	-20.75	0.26	0.26	9.76	9.76	34.97
PSBH	PSB Hldgs Inc MHC of CT (45.2)	10.00	6,779	30.8	11.48	9.21	9.66	3.52	-10.71	-10.23	0.28	0.28	7.56	6.38	72.46
PVFC	PVF Capital Corp. of Solon OH(8)	15.42	7,732	119.2	16.14	9.88	15.61	-1.22	53.43	45.88	0.67	0.65	9.22	9.22	117.38
PBCI	Pamrapo Bancorp, Inc. of NJ	18.37	4,976	91.4	26.50	16.82	18.25	0.66	-6.51	-22.03	1.12	1.07	11.80	11.80	127.89
PFED	Park Bancorp of Chicago IL	29.97	1,241	37.2	36.00	28.54	29.75	0.74	-7.98	-10.48	0.00	-0.04	25.14	25.14	175.92
PVSA	Parkvale Financial Corp of PA	28.50	5,612	159.9	34.60	26.50	28.86	-1.25	-11.63	-10.24	2.37	2.32	22.96	17.35	325.25
PRTR	Partners Trust Fin. Grp. of NY(8)	12.15	43,451	527.9	12.20	9.81	12.15	0.00	11.98	4.38	0.51	0.59	11.28	5.55	84.00
PBHC	Pathfinder BC MHC of NY (35.8)	10.80	2,484	9.5	16.00	9.35	10.80	0.00	-21.05	-17.18	0.33	0.24	8.36	6.78	122.61
PFDC	Peoples Bancorp of Auburn IN	18.65	3,145	58.7	21.00	16.62	18.50	0.81	-9.02	-3.72	0.87	0.83	19.64	18.87	153.77
PCBI	Peoples Community Bcrp. of OH(8)	16.75	4,839	81.1	19.60	14.01	16.98	-1.35	-11.84	-6.94	-1.38	-1.40	17.86	11.88	211.03
PBCT	Peoples United Financial of CT	17.03	300,900	5,121.3	22.81	14.78	17.30	-1.62	-2.91	-19.91	0.34	0.38	14.97	14.62	45.93
PROV	Provident Fin. Holdings of CA	23.24	6,377	148.2	32.80	17.51	23.60	-1.53	-25.63	-23.60	2.06	1.08	20.63	20.63	277.57
PBNY	Provident NY Bncrp. Inc. of NY	13.83	41,667	576.3	16.00	11.42	13.42	3.06	-2.12	-7.68	0.47	0.48	9.66	5.52	66.79
PBIP	Prudential Bncp MHC PA (42.7)	13.58	11,614	70.0	13.89	12.46	13.13	3.43	1.57	1.34	0.32	0.32	7.12	7.12	41.11
PULB	Pulaski Fin Cp of St. Louis MO	13.38	9,981	133.5	17.00	12.11	14.20	-5.77	-18.71	-16.01	0.93	0.71	8.04	7.59	113.78
RPFG	Rainier Pacific Fin Grp of WA	16.16	6,568	106.1	23.50	14.50	16.48	-1.94	-11.50	-18.51	0.45	0.42	13.69	13.21	137.77
RIVR	River Valley Bancorp of IN	19.25	1,628	31.3	20.24	17.00	19.50	-1.28	7.84	6.65	1.31	1.30	14.91	14.89	206.82
RVSB	Riverview Bancorp, Inc. of WA	15.09	11,567	174.5	17.75	12.75	15.18	-0.59	14.93	-0.72	1.02	1.00	8.62	6.35	71.94
RCKB	Rockville Fin MHC of CT (45.0)	13.17	19,354	115.2	18.20	12.92	13.38	-1.57	-10.77	-26.22	0.36	0.34	8.03	7.98	65.69
ROMA	Roma Fin Corp MHC of NJ (31.0)	17.10	32,732	173.5	17.37	13.54	17.01	0.53	9.62	3.26	0.18	0.18	7.26	7.24	27.11
ROME	Rome Bancorp, Inc. of Rome NY	11.84	8,336	98.7	12.96	11.00	11.91	-0.59	-6.62	-7.14	0.39	0.39	8.96	8.96	37.30
SIFI	SI Fin Gp Inc MHC of CT (41.3)	11.15	12,405	57.3	13.94	9.95	10.99	1.46	-5.19	-9.13	0.17	0.15	6.69	6.64	61.34
SVBI	Severn Bancorp, Inc. of MD	12.80	10,067	128.9	22.55	12.25	13.22	-3.18	-25.23	-26.73	1.40	1.38	9.11	9.07	91.97
SUPR	Superior Bancorp of AL	9.13	34,671	316.5	11.93	8.10	8.99	1.56	-22.56	-19.49	0.21	0.16	8.05	4.33	71.25
SYNF	Synergy Financial Group of NJ(8)	14.70	11,382	167.3	16.69	12.21	14.68	0.14	-7.31	-10.80	0.27	0.32	8.77	8.72	81.93
THRD	TF Fin. Corp. of Newtown PA	27.50	2,885	79.3	33.49	25.76	26.60	3.38	-16.67	-11.29	1.84	1.77	22.95	21.37	230.17
TFSL	TFS Fin Corp MHC of OH (31.5)	11.99	332,319	1,261.3	12.60	10.45	11.90	0.76	19.90	19.90	0.04	0.04	5.90	5.87	30.14
TONE	TierOne Corp. of Lincoln NE(8)	24.35	18,054	439.6	34.97	18.72	23.07	5.55	-27.14	-22.97	1.90	1.86	20.38	17.63	193.60
TSBK	Timberland Bancorp, Inc. of WA	15.74	7,025	110.6	19.15	14.95	15.94	-1.25	-17.20	-15.19	1.16	1.12	10.53	9.54	88.85
TRST	TrustCo Bank Corp NY of NY	10.97	75,016	822.9	11.67	9.14	10.89	0.73	0.64	-1.35	0.55	0.55	3.06	3.06	44.98
UCBA	United Comm Bncp MHC IN (45.0)	12.35	8,298	47.0	13.70	10.62	12.24	0.90	15.96	3.09	0.32	0.22	7.49	7.49	46.55
UCFC	United Community Fin. of OH	7.21	30,213	217.8	13.30	6.13	7.10	1.55	-44.41	-41.09	0.67	0.61	9.11	7.96	89.57
UBNK	United Fin Grp MHC of MA(46.4)(8)	12.75	17,072	101.5	16.00	11.01	12.57	1.43	-7.21	-7.61	0.24	0.25	8.12	8.10	59.91
UWBK	United Western Bncp, Inc of CO	20.80	7,304	151.9	26.32	18.75	21.05	-1.19	-6.81	4.05	1.41	1.68	15.28	15.28	279.77
VPFG	ViewPoint Finl MHC of TX(45.0)	18.05	25,963	209.5	19.00	14.25	17.48	3.26	80.50	6.55	0.23	0.22	8.09	8.09	61.81
WSFS	WSFS Financial Corp. of DE	62.00	6,296	390.4	70.85	53.42	60.48	2.51	-1.73	-7.37	4.86	5.03	31.95	31.73	475.37
WVFC	WVS Financial Corp. of PA	16.58	2,320	38.5	17.95	15.77	16.40	1.10	1.10	0.48	1.55	1.55	13.25	13.25	167.99
WFSL	Washington Federal, Inc. of WA	26.30	87,361	2,297.6	26.94	21.62	25.85	1.74	15.60	11.77	1.56	1.56	14.83	13.99	114.31
WAUW	Wauwatosa Hlds MHC of WI(30.4)	16.00	32,489	160.7	19.00	14.14	15.91	0.57	-14.89	-10.21	0.12	0.12	6.67	6.67	50.69
WAYN	Wayne Savings Bancshares of OH	12.80	3,194	40.9	15.00	12.50	12.58	1.75	-13.22	-11.42	0.69	0.71	10.56	9.82	124.60
WFBC	Willow Financial Bcp Inc of PA	12.55	15,626	196.1	15.95	10.68	12.49	0.48	-13.86	-11.68	0.60	0.59	13.20	6.19	99.41

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part Two
Prices As Of September 14, 2007

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(124)	11.72	10.50	0.53	5.58	4.60	0.51	5.27	0.63	212.52	0.88	18.76	118.22	13.39	136.21	19.82	0.46	2.59	40.66
NYSE Traded Companies(13)	10.56	7.88	0.65	7.67	6.80	0.52	5.57	0.51	184.34	0.82	17.27	115.76	12.08	148.50	18.22	0.57	2.92	43.47
AMEX Traded Companies(4)	14.81	14.68	0.53	3.81	2.84	0.50	3.54	1.14	216.32	1.33	14.39	105.93	15.61	108.09	15.65	0.46	2.69	38.73
NASDAQ Listed OTC Companies(107)	11.74	10.65	0.52	5.40	4.40	0.51	5.31	0.62	216.61	0.87	19.06	119.01	13.46	135.99	20.09	0.44	2.55	40.31
California Companies(9)	7.93	7.82	0.79	10.43	9.81	0.59	7.68	0.51	172.89	0.83	12.11	104.88	8.44	106.85	14.47	0.60	2.89	25.62
Florida Companies(5)	7.23	6.86	0.36	5.27	5.25	0.27	4.08	1.08	114.35	1.06	17.67	106.35	8.01	111.84	13.18	0.08	1.31	17.44
Mid-Atlantic Companies(35)	11.46	9.66	0.45	4.86	3.46	0.46	5.07	0.33	241.81	0.77	19.48	133.28	14.34	160.78	19.77	0.45	2.73	44.94
Mid-West Companies(40)	10.54	9.63	0.51	5.41	4.84	0.47	5.03	1.09	107.76	0.85	18.33	110.13	11.39	120.84	20.74	0.51	2.96	46.65
New England Companies(17)	16.42	14.99	0.37	3.15	2.38	0.44	3.47	0.23	430.80	0.96	24.73	111.96	18.08	130.83	23.96	0.39	2.11	55.30
North-West Companies(5)	11.69	10.26	1.15	9.16	5.71	1.12	8.96	0.06	295.73	0.96	20.28	154.98	10.36	179.62	21.12	0.49	2.56	47.31
South-East Companies(10)	13.91	12.72	0.77	7.14	5.76	0.76	6.93	0.64	214.89	1.26	16.85	117.53	14.72	140.09	17.19	0.46	2.16	30.72
South-West Companies(2)	17.41	14.98	0.52	3.96	4.49	0.41	2.32	0.45	380.67	0.41	25.64	77.32	15.12	149.90	34.96	0.16	1.76	0.00
Western Companies (Excl CA)(1)	5.46	5.46	0.48	9.43	6.78	0.58	11.24	0.51	82.67	0.79	14.75	136.13	7.43	136.13	12.38	0.24	1.15	17.02
Thrift Strategy(117)	11.71	10.50	0.52	5.45	4.56	0.51	5.18	0.63	211.50	0.87	18.64	117.42	13.31	134.51	19.87	0.45	2.62	40.72
Mortgage Banker Strategy(4)	8.26	6.21	0.55	6.87	5.42	0.41	5.09	0.81	99.07	0.92	22.64	122.47	9.90	172.62	21.02	0.48	2.33	47.70
Diversified Strategy(2)	19.63	19.23	0.95	10.15	4.92	1.02	10.71	0.17	485.25	1.07	12.76	153.87	25.00	155.91	12.33	0.47	1.88	8.23
Companies Issuing Dividends(109)	11.40	10.11	0.63	6.49	5.30	0.60	6.20	0.64	211.59	0.87	18.73	120.42	13.32	138.49	19.56	0.52	2.95	44.97
Companies Without Dividends(15)	14.12	13.38	-0.16	-1.02	-0.53	-0.17	-1.47	0.51	220.51	0.92	19.18	102.24	13.90	119.79	24.13	0.00	0.00	0.00
Equity/Assets <6%(6)	5.41	5.20	0.54	9.85	8.97	0.50	8.98	0.48	71.61	0.56	12.79	122.38	6.64	130.71	12.00	0.38	2.10	31.21
Equity/Assets 6-12%(79)	8.58	7.65	0.59	6.88	5.56	0.54	6.37	0.74	190.72	0.90	17.32	122.83	10.46	140.35	18.16	0.53	2.90	39.98
Equity/Assets >12%(39)	18.87	16.93	0.42	2.41	2.09	0.46	2.59	0.41	272.91	0.88	25.25	108.45	20.17	128.47	26.29	0.32	2.06	47.14
Converted Last 3 Mths (no MHC)(2)	27.17	27.17	0.70	3.40	2.79	0.70	3.40	0.26	63.96	1.24	36.04	88.70	23.82	88.70	36.04	0.09	0.94	36.00
Actively Traded Companies(9)	9.40	8.37	0.62	6.37	4.03	0.64	6.56	0.27	370.19	0.80	21.98	133.92	12.79	158.95	18.66	0.72	3.04	54.29
Market Value Below $20 Million(4)	7.78	7.42	-0.16	-2.24	-0.63	-0.26	-3.45	0.79	76.55	0.74	19.92	103.42	7.98	109.29	20.21	0.22	1.98	30.94
Holding Company Structure(117)	11.79	10.50	0.58	6.03	4.93	0.56	5.74	0.64	200.51	0.89	18.79	118.83	13.55	137.98	19.87	0.46	2.64	41.32
Assets Over $1 Billion(52)	11.28	9.14	0.73	7.82	6.13	0.67	7.01	0.59	193.25	0.87	18.09	130.52	14.12	163.53	19.52	0.52	2.86	40.89
Assets $500 Million-$1 Billion(36)	10.31	9.51	0.47	5.33	4.44	0.47	5.43	0.54	238.71	0.86	17.91	116.72	11.98	125.71	18.94	0.49	2.45	40.58
Assets $250-$500 Million(26)	13.83	13.37	0.45	4.23	3.77	0.47	4.43	0.72	229.90	0.84	20.26	103.21	13.99	106.92	20.57	0.35	2.53	41.37
Assets less than $250 Million(10)	13.31	13.14	0.00	-1.30	-0.42	-0.06	-1.96	1.01	194.66	1.07	23.53	102.99	13.24	105.74	24.35	0.28	1.95	32.32
Goodwill Companies(86)	10.78	9.00	0.64	6.82	5.45	0.62	6.52	0.57	200.82	0.88	18.52	123.95	13.02	150.21	19.44	0.51	2.74	42.70
Non-Goodwill Companies(38)	13.83	13.83	0.29	2.82	2.70	0.28	2.50	0.77	247.16	0.87	19.44	105.50	14.22	105.50	20.89	0.34	2.28	34.40
Acquirors of FSLIC Cases(4)	9.44	9.11	0.01	-2.15	-2.55	-0.07	-3.01	0.56	129.58	0.60	12.54	124.74	12.38	129.42	13.19	0.37	1.46	30.51

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 14, 2007

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(40)	15.53	14.78	0.55	3.60	2.13	0.43	3.16	0.49	185.45	0.70	29.85	171.75	26.94	184.41	30.41	0.24	1.55	14.73
AMEX Traded Companies(1)	15.40	15.40	0.82	5.40	4.41	0.88	5.75	0.44	158.25	0.83	22.66	119.93	18.47	119.93	21.30	0.32	3.00	68.09
NASDAQ Listed OTC Companies(39)	15.53	14.76	0.55	3.55	2.07	0.42	3.09	0.49	186.46	0.69	30.50	173.27	27.19	186.31	31.55	0.24	1.51	11.18
Mid-Atlantic Companies(23)	16.28	15.49	0.66	4.09	2.47	0.48	3.47	0.41	205.44	0.68	27.47	163.42	27.34	179.27	28.46	0.18	1.29	18.14
Mid-West Companies(7)	16.14	15.17	0.34	2.32	1.28	0.31	2.19	0.84	65.19	0.58	38.59	191.64	29.89	200.75	NM	0.48	2.41	0.00
New England Companies(5)	11.31	10.85	0.38	3.28	2.16	0.36	3.11	0.35	231.83	0.78	36.15	153.55	17.41	160.35	37.22	0.16	1.55	0.00
South-East Companies(2)	14.05	13.83	0.55	3.51	1.53	0.58	3.68	0.16	587.64	1.53	NM	237.02	33.29	240.77	NM	0.24	1.75	0.00
South-West Companies(1)	13.09	13.09	0.38	3.11	1.27	0.36	2.97	0.28	139.79	0.66	NM	223.11	29.20	223.11	NM	0.20	1.11	0.00
Thrift Strategy(40)	15.53	14.78	0.55	3.60	2.13	0.43	3.16	0.49	185.45	0.70	29.85	171.75	26.94	184.41	30.41	0.24	1.55	14.73
Companies Issuing Dividends(26)	15.08	14.08	0.50	3.62	2.12	0.49	3.54	0.35	160.25	0.71	29.84	176.37	27.05	194.38	26.78	0.38	2.47	58.94
Companies Without Dividends(14)	16.28	15.95	0.65	3.58	2.15	0.33	2.52	0.74	230.82	0.68	29.86	163.92	26.76	167.55	34.94	0.00	0.00	0.00
Equity/Assets 6-12%(15)	10.03	9.12	0.43	4.18	2.58	0.43	4.13	0.54	191.63	0.76	30.42	163.24	16.52	187.03	29.66	0.42	2.38	0.00
Equity/Assets >12%(24)	18.78	18.12	0.63	3.26	1.87	0.43	2.59	0.45	180.82	0.66	29.05	176.77	33.10	182.87	31.92	0.13	1.07	18.14
Holding Company Structure(37)	15.26	14.46	0.55	3.64	2.16	0.42	3.18	0.52	174.83	0.72	29.85	170.95	26.35	184.39	30.41	0.24	1.55	11.55
Assets Over $1 Billion(11)	15.52	14.44	0.44	3.18	1.51	0.44	3.17	0.69	128.79	0.67	33.27	210.85	32.05	229.76	34.50	0.33	1.14	0.00
Assets $500 Million-$1 Billion(10)	16.54	15.66	0.53	3.62	2.12	0.54	3.65	0.15	394.72	0.59	28.58	173.34	30.19	194.89	28.33	0.18	1.44	0.00
Assets $250-$500 Million(18)	15.20	14.63	0.61	3.73	2.36	0.37	2.85	0.49	176.25	0.75	30.26	152.37	23.49	159.31	31.68	0.20	1.74	23.95
Assets less than $250 Million(1)	15.40	15.40	0.82	5.40	4.41	0.88	5.75	0.44	158.25	0.83	22.66	119.93	18.47	119.93	21.30	0.32	3.00	68.09
Goodwill Companies(19)	14.64	12.88	0.36	2.87	1.69	0.35	2.77	0.45	174.92	0.80	31.93	168.52	25.44	198.08	32.23	0.25	1.88	0.00
Non-Goodwill Companies(21)	16.20	16.20	0.70	4.15	2.46	0.49	3.46	0.52	193.36	0.62	28.36	174.16	28.07	174.16	28.96	0.23	1.31	18.14
MHC Institutions(40)	15.53	14.78	0.55	3.60	2.13	0.43	3.16	0.49	185.45	0.70	29.85	171.75	26.94	184.41	30.41	0.24	1.55	14.73
MHC Converted Last 3 Months(1)	15.96	12.17	0.34	2.11	1.57	0.31	1.97	0.50	154.61	1.06	NM	133.85	21.36	175.51	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations.
The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 14, 2007

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	5.52	4.67	0.69	12.03	5.84	0.68	11.95	0.32	117.11	0.51	17.14	212.48	11.73	251.39	17.25	1.04	3.97	67.97
BFF	BFC Financial Corp. of FL(8)	2.14	1.12	-0.05	-2.20	-3.50	-0.11	-5.29	0.65	104.18	1.18	NM	63.27	1.35	120.68	NM	0.00	0.00	NM
BBX	BankAtlantic Bancorp of FL	7.90	6.72	0.28	3.47	3.56	0.04	0.56	0.78	101.81	1.17	28.06	98.53	7.78	115.85	NM	0.16	1.84	51.61
DSL	Downey Financial Corp. of CA	9.83	9.80	1.15	13.43	12.17	1.00	11.59	0.94	42.36	0.55	8.22	104.70	10.29	104.94	9.52	0.48	0.87	7.16
FED	FirstFed Financial Corp. of CA	9.44	9.44	1.39	18.33	14.59	1.32	17.49	0.46	288.55	1.62	6.85	120.11	11.34	120.22	7.18	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	4.76	4.76	0.33	6.33	6.94	0.08	1.51	1.04	30.22	0.42	14.42	94.76	4.51	94.76	NM	0.40	3.30	47.62
GLK	Great Lakes Bancorp, Inc of NY	15.06	15.05	-0.18	-1.21	-1.13	-0.21	-1.37	0.42	104.91	0.55	NM	107.80	16.24	107.89	NM	0.00	0.00	NM
IMB	IndyMac Bancorp, Inc. of CA	6.48	6.10	0.90	12.94	15.12	-0.35	-5.00	1.09	20.84	0.38	6.61	82.46	5.34	87.56	NM	2.00	8.71	57.64
NYB	New York Community Bcrp of NY	13.37	5.12	0.75	5.77	3.72	0.88	6.77	0.09	334.41	0.47	26.88	146.99	19.65	NM	22.90	1.00	5.39	NM
NAL	NewAlliance Bancshares of CT	17.92	10.53	0.42	2.29	1.91	0.63	3.43	0.23	225.26	0.92	NM	116.18	20.82	197.71	34.88	0.26	1.77	NM
PFB	PFF Bancorp, Inc. of Pomona CA	8.29	8.26	0.90	10.60	10.96	0.91	10.72	0.25	405.52	1.46	9.13	100.95	8.37	101.33	9.02	0.76	4.76	43.43
PFS	Provident Fin. Serv. Inc of NJ	17.74	10.29	0.92	5.19	5.06	0.89	5.06	0.15	391.26	0.89	19.76	104.61	18.56	180.45	20.24	0.44	2.62	51.76
SOV	Sovereign Bancorp, Inc. of PA	10.38	3.80	0.28	2.83	2.80	0.40	4.07	0.40	149.87	0.89	35.66	99.50	10.33	271.39	24.76	0.32	1.79	64.00
AMEX Traded Companies																			
FDT	Federal Trust Corp of FL	6.93	6.93	-0.29	-3.89	-4.54	-0.31	-4.24	2.66	27.90	1.69	NM	91.34	6.33	91.34	NM	0.16	3.30	NM
GOV	Gouverneur Bcp MHC of NY(42.8)	15.40	15.40	0.82	5.40	4.41	0.88	5.75	0.44	158.25	0.83	22.66	119.93	18.47	119.93	21.30	0.32	3.00	68.09
WFD	New Westfield Fin. Inc. of MA	28.44	28.44	0.65	2.74	1.90	0.68	2.88	0.11	516.56	1.42	NM	108.71	30.92	108.71	NM	0.20	2.00	NM
TSH	Teche Hlding Cp of N Iberia LA	9.20	8.67	0.99	10.79	7.56	0.98	10.68	0.65	104.49	0.87	13.23	139.55	12.84	148.19	13.36	1.32	3.17	41.90
WSB	Washington SB, FSB of Bowie MD	14.67	14.67	0.77	5.60	6.43	0.67	4.85	NA	NA	NA	15.56	84.13	12.35	84.13	17.95	0.16	2.29	35.56
NASDAQ Listed OTC Companies																			
ABBC	Abington Bancorp, Inc. of PA	23.27	23.27	0.65	4.38	2.61	0.65	4.38	0.26	63.96	0.26	38.32	95.90	22.32	95.90	38.32	0.18	1.88	72.00
ALLB	Alliance Bank MHC of PA (45.0)	11.63	11.63	0.36	3.61	2.20	0.36	3.61	0.48	136.70	1.11	NM	133.04	15.47	133.04	NM	0.20	2.20	NM
ASBI	Ameriana Bancorp of IN	7.45	7.26	-0.28	-3.71	-4.56	-0.09	-1.18	0.92	67.52	1.00	NM	85.23	6.35	87.55	NM	0.16	1.78	NM
ABNJ	American Bancorp of NJ	18.85	18.85	0.19	0.86	0.73	0.16	0.75	NA	NA	0.57	NM	129.41	24.40	129.41	NM	0.16	1.45	NM
ABCW	Anchor BanCorp Wisconsin of WI	7.31	6.88	0.85	11.49	6.43	0.79	10.65	1.21	37.40	0.57	15.55	179.20	13.11	190.62	16.77	0.72	2.59	40.22
ACFC	Atl Cst Fed Cp of GA MHC(36.8)(8)	9.91	9.61	0.47	4.35	2.05	0.47	4.35	0.49	112.16	0.75	NM	217.67	21.57	224.56	NM	0.56	3.95	NM
BCSB	BCSB Bankcorp MHC of MD (36.5)(8)	5.20	4.82	-0.42	-9.38	-5.89	0.08	1.77	0.37	102.10	0.66	NM	157.34	8.18	169.81	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI	13.68	12.07	0.55	3.79	2.97	0.52	3.57	0.41	77.04	0.57	33.71	138.50	18.95	156.91	35.76	0.34	2.88	NM
BFIN	BankFinancial Corp. of IL	20.04	17.99	0.50	2.51	2.26	0.49	2.43	0.56	126.98	0.83	NM	115.84	23.21	129.06	NM	0.28	1.81	NM
BKUNA	BankUnited Fin. Corp. of FL	5.51	5.31	0.72	12.91	16.72	0.65	11.75	0.53	56.46	0.36	5.98	73.97	6.07	76.71	6.58	0.02	0.12	0.72
BNCL	Beneficial Mut MHC of PA(44.3)	15.96	12.17	0.34	2.11	1.57	0.31	1.97	0.50	154.61	1.06	NM	133.85	21.36	175.51	NM	0.00	0.00	0.00
BFBC	Benjamin Frkln Bncrp Inc of MA	11.98	7.89	0.40	3.35	3.29	0.53	4.39	0.33	203.26	0.98	30.36	102.86	12.33	156.11	23.15	0.24	1.76	53.33
BHLB	Berkshire Hills Bancorp of MA	12.27	6.72	0.53	4.45	4.20	0.68	5.72	0.82	110.18	1.11	23.80	102.72	12.61	187.63	18.53	0.60	1.94	46.15
BRBI	Blue River Bancshares of IN	7.39	5.96	0.20	2.54	2.62	0.20	2.54	2.06	40.37	1.02	38.15	98.41	7.27	121.87	38.15	0.10	2.02	NM
BOFI	Bofi Holding, Inc. Of CA	7.15	7.15	0.36	4.47	5.00	0.32	3.98	NA	NA	0.28	20.00	87.91	6.28	87.91	22.50	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.78	5.78	0.50	8.54	8.57	0.49	8.45	0.02	NA	0.72	11.67	94.57	5.47	94.57	11.88	0.20	1.95	22.73
BRKL	Brookline Bancorp, Inc. of MA	23.07	20.95	0.85	3.53	2.91	0.85	3.53	0.16	616.35	1.26	34.38	127.34	29.37	140.17	34.38	0.34	2.91	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	21.44	21.44	0.98	4.75	2.06	0.94	4.58	0.03	NA	0.61	NM	221.54	47.51	221.54	NM	0.16	1.14	55.17
CITZ	CFS Bancorp, Inc of Munster IN	10.67	10.56	0.48	4.54	3.93	0.43	4.13	2.28	40.40	1.31	25.42	118.17	12.60	119.39	27.96	0.48	3.43	NM
CMSB	CMS Bancorp, Inc. of NY	17.25	17.25	-1.07	-9.81	-7.44	-1.07	-9.81	NA	NA	0.20	NM	88.14	15.21	88.14	NM	0.00	0.00	NM
CFFN	Capitol Fd Fn MHC of KS (29.5)	11.12	11.12	0.44	4.12	1.33	0.45	4.20	0.11	47.99	0.08	NM	309.14	34.38	309.14	NM	2.00	5.52	NM
CARV	Carver Bancorp, Inc. of NY	6.85	6.01	0.40	5.81	7.55	0.54	7.99	0.61	119.19	0.86	13.25	74.20	5.08	84.51	9.63	0.40	2.58	34.19
CEBK	Central Bncrp of Somerville MA	6.87	6.47	0.20	2.90	2.86	0.12	1.72	0.06	NA	0.84	34.93	104.78	7.20	111.37	NM	0.72	2.99	NM
CFBK	Central Federal Corp. of OH	10.58	10.38	0.15	1.23	1.45	0.04	0.31	0.12	726.35	1.07	NM	88.71	9.38	88.71	NM	0.36	6.55	NM
CHEV	Cheviot Fin Cp MHC of OH(42.1)	22.05	22.05	0.29	1.29	0.80	0.32	1.42	0.23	114.11	0.29	NM	163.17	35.97	163.17	NM	0.32	2.57	NM
CBNK	Chicopee Bancorp, Inc. of MA	23.39	23.39	-0.46	-2.18	-2.05	0.26	1.24	0.26	252.10	0.81	NM	92.81	21.71	92.81	NM	0.00	0.00	NM
CZWI	Citizens Comm Bncorp Inc of WI	23.51	21.38	0.14	0.65	0.65	0.14	0.65	0.57	49.83	0.30	NM	84.52	19.87	92.95	NM	0.20	2.17	NM
CTZN	Citizens First Bancorp of MI	9.97	9.28	0.55	5.53	6.21	0.54	5.48	1.76	45.93	0.92	16.12	88.16	8.79	94.71	16.25	0.36	1.85	29.75
CSBC	Citizens South Banking of NC	11.15	6.99	0.80	6.94	5.95	0.86	7.40	0.25	320.54	1.14	16.81	118.07	13.16	188.21	15.76	0.32	2.54	42.67
CSBK	Clifton Svg Bp MHC of NJ(43.3)	22.60	22.60	0.36	1.57	0.88	0.36	1.57	0.03	523.26	0.32	NM	178.93	40.44	178.93	NM	0.20	1.76	NM
COBK	Colonial Bank MHC of NJ (46.0)	8.40	8.40	0.39	4.25	3.04	0.39	4.25	0.05	718.41	0.65	32.86	140.42	11.79	140.42	32.86	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA	8.11	8.11	0.87	10.72	9.70	0.87	10.72	0.32	205.75	0.76	10.31	110.50	8.96	110.50	10.31	0.26	2.60	26.80
DCOM	Dime Community Bancshars of NY	8.47	6.76	0.77	8.57	4.91	0.73	8.08	0.09	540.58	0.56	20.36	182.46	15.46	228.73	21.59	0.56	3.93	NM
ESBF	ESB Financial Corp. of PA	6.42	4.07	0.46	7.04	6.85	0.41	6.33	0.23	121.14	0.87	14.61	105.77	6.79	166.89	16.26	0.40	3.97	57.97
ESSA	ESSA Bancorp, Inc. of PA	22.92	22.92	-1.70	-11.65	-8.06	-1.70	-11.65	NA	NA	0.68	NM	93.77	21.49	93.77	NM	0.00	0.00	NM
ESBK	Elmira Svgs Bank, FSB of NY	6.59	6.53	0.47	7.06	5.66	0.63	9.37	0.06	789.90	0.65	17.68	120.01	7.91	121.07	13.32	0.88	4.29	NM
FFDF	FFD Financial Corp of Dover OH	10.44	10.44	0.94	9.02	10.07	0.88	8.39	NA	NA	NA	9.93	89.03	9.30	89.03	10.68	0.56	3.94	39.16
FFCO	FedFirst Fin MHC of PA (45.8)	16.51	16.10	-0.38	-2.32	-1.72	-0.38	-2.32	0.45	71.12	0.52	NM	136.76	22.58	140.27	NM	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.32	5.94	0.57	9.38	9.07	0.48	7.84	NA	NA	0.63	11.02	100.46	6.35	106.78	13.19	0.56	3.63	40.00
FBTC	First BancTrust Corp of IL	8.55	8.13	0.35	4.00	4.12	0.30	3.40	0.92	81.07	1.01	24.26	98.70	8.44	103.83	28.50	0.24	2.11	51.06

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 14, 2007

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
FBEI First Bancorp of Indiana of IN	9.35	7.45	0.22	2.32	2.87	0.19	1.99	NA	NA	0.43	34.88	81.12	7.59	101.76	NM	0.60	4.00	NM
FBSI First Bancshares, Inc. of MO	11.02	10.90	-0.13	-1.11	-1.12	-0.16	-1.40	1.47	73.26	1.67	NM	99.01	10.91	100.12	NM	0.00	0.00	NM
FCAP First Capital, Inc. of IN	9.94	8.65	0.77	7.89	7.33	0.69	7.12	1.13	48.41	0.70	13.65	106.46	10.58	122.34	15.14	0.68	4.08	55.74
FCLF First Clover Leaf Fin Cp of IL	24.83	21.87	0.75	3.09	2.43	0.78	3.20	0.61	76.07	0.70	NM	111.65	27.72	126.79	39.66	0.24	2.09	NM
FCFL First Community Bk Corp of FL	8.58	8.48	0.74	8.60	5.27	0.71	8.26	0.33	271.22	1.03	18.97	161.57	13.87	163.45	19.77	0.00	0.00	0.00
FDEF First Defiance Fin. Corp of OH	10.69	8.06	0.98	9.36	8.04	0.87	8.28	0.71	127.43	1.07	12.44	113.34	12.11	150.20	14.05	1.00	3.85	47.85
FFNM First Fed of N. Michigan of MI	12.83	11.42	0.11	0.91	1.31	0.11	0.91	1.52	50.84	1.06	NM	71.49	9.17	80.31	NM	0.20	2.38	NM
FFBH First Fed. Bancshares of AR	9.09	9.09	0.57	6.30	5.43	0.50	5.60	2.91	17.66	0.66	18.41	118.92	10.80	118.92	20.72	0.64	3.51	64.65
FFSX First Federal Bankshares of IA	10.88	8.02	0.50	4.44	5.26	0.34	3.07	0.73	43.09	0.42	19.01	83.49	9.08	113.29	27.46	0.42	2.43	46.15
FFCH First Fin. Holdings Inc. of SC	7.07	6.22	1.00	14.44	7.24	0.95	13.67	0.24	230.48	0.70	13.81	195.80	13.84	222.61	14.58	1.00	3.20	44.25
FFHS First Franklin Corp. of OH	7.91	7.91	0.26	3.37	3.74	0.38	4.82	1.18	39.06	0.58	26.75	89.80	7.10	89.80	18.68	0.36	2.64	70.59
FKFS First Keystone Fin., Inc of PA	6.49	6.49	0.13	2.14	2.14	0.16	2.68	0.49	136.57	1.05	NM	93.57	6.07	93.57	37.43	0.00	0.00	0.00
FMSB First Mutual Bncshrs Inc of WA(8)	7.16	7.16	0.94	14.45	5.75	0.71	10.89	0.19	493.34	1.10	17.40	237.06	16.98	237.06	23.10	0.36	1.38	24.00
FNFG First Niagara Fin. Group of NY	17.46	8.05	1.06	6.05	5.81	1.08	6.20	0.27	328.33	1.23	17.20	104.06	18.17	225.75	16.78	0.56	4.12	70.89
FPTB First PacTrust Bancorp of CA	10.85	10.85	0.54	5.28	4.20	0.54	5.28	NA	NA	0.65	23.82	123.17	13.36	123.17	23.82	0.74	3.17	NM
FPFC First Place Fin. Corp. of OH	10.11	6.75	0.83	7.97	8.63	0.68	6.52	1.06	72.85	0.99	11.58	91.23	9.22	136.55	14.15	0.62	3.59	41.61
FFIC Flushing Fin. Corp. of NY	7.36	6.74	0.72	9.40	5.87	0.69	9.01	0.11	224.42	0.27	17.04	155.22	11.43	169.71	17.78	0.48	2.93	50.00
FXCB Fox Chase Bncp MHC of PA(44.5)	16.66	16.66	0.55	3.64	2.16	0.60	4.03	0.02	NA	0.74	NM	150.29	25.03	150.29	NM	0.00	0.00	0.00
FBTX Franklin Bank Corp of TX	6.91	2.06	0.28	4.07	6.13	0.05	0.79	0.86	28.60	0.37	16.32	61.51	4.25	206.67	NM	0.00	0.00	0.00
GSLA GS Financial Corp. of LA	15.88	15.88	1.17	7.43	8.60	1.14	7.28	0.20	NA	3.15	11.62	85.60	13.60	85.60	11.85	0.40	2.19	25.48
PEDE Great Pee Dee Bancorp of SC(8)	12.48	12.24	0.73	5.85	4.28	0.71	5.72	0.35	257.68	1.08	23.38	136.28	17.01	139.01	23.92	0.64	3.08	71.91
GCBC Green Co Bcrp MHC of NY (44.4)	10.87	10.87	0.71	6.44	4.08	0.78	7.03	0.36	124.20	0.71	24.52	155.22	16.87	155.22	22.44	0.50	3.78	NM
HFFC HF Financial Corp. of SD	6.20	5.70	0.56	9.25	8.90	0.75	12.26	0.41	140.58	0.76	11.24	102.99	6.39	111.94	8.48	0.42	2.65	29.79
HMNF HMN Financial, Inc. of MN	8.40	8.06	0.81	9.04	6.76	0.70	7.85	1.14	76.77	1.25	14.80	132.33	11.12	137.93	17.04	1.00	3.41	50.51
HBNK Hampden Bancorp, Inc. of MA	19.92	19.92	-0.52	-4.13	-3.18	-0.54	-4.25	0.72	75.43	NA	NM	85.94	17.12	85.94	NM	0.12	1.09	NM
HARL Harleysville Svgs Fin Cp of PA	6.30	6.30	0.44	6.88	6.21	0.42	6.64	0.06	394.73	0.47	16.09	109.98	6.93	109.98	16.67	0.68	4.86	NM
HWFG Harrington West Fncl Grp of CA	6.09	5.53	0.62	10.55	8.78	0.68	11.54	0.01	NA	0.80	11.39	117.39	7.15	129.26	10.41	0.50	3.43	39.06
HBOS Heritage Fn Gp MHC of GA(29.9)	14.05	13.83	0.55	3.51	1.53	0.58	3.68	0.16	587.64	1.53	NM	237.02	33.29	240.77	NM	0.24	1.75	NM
HIFS Hingham Inst. for Sav. of MA	7.50	7.50	0.62	8.22	6.61	0.62	8.22	0.06	840.50	0.67	15.13	121.20	9.09	121.20	15.13	0.80	2.63	39.80
HOME Home Fed Bncp MHC of ID (40.8)(8)	15.10	15.10	0.77	5.31	2.75	0.63	4.34	0.04	NA	0.55	36.39	191.55	28.93	191.55	NM	0.22	1.59	57.89
HFBC HopFed Bancorp, Inc. of KY	6.85	5.79	0.52	7.65	7.33	0.51	7.52	0.15	395.08	0.88	13.65	103.02	7.06	121.83	13.90	0.48	3.20	43.64
HCBK Hudson City Bancorp, Inc of NJ	11.72	11.31	0.79	5.77	3.60	0.79	5.77	0.10	84.15	0.14	27.81	168.46	19.75	174.64	27.81	0.34	2.31	64.15
IFSB Independence FSB of DC	7.50	7.50	-2.30	-29.06	-23.76	-2.63	-33.17	0.28	112.72	0.49	NM	131.68	9.87	131.68	NM	0.00	0.00	NM
ISBC Investors Bcrp MHC of NJ(45.7)	15.06	15.06	0.40	2.52	1.40	0.44	2.77	0.24	51.34	0.19	NM	189.30	28.52	189.30	NM	0.00	0.00	0.00
JXSB Jcksnville Bcp MHC of IL(47.7)	7.64	6.61	0.22	2.76	2.17	0.23	2.95	0.79	84.50	1.12	NM	126.68	9.68	146.34	NM	0.30	2.24	NM
JFBI Jefferson Bancshares Inc of TN	22.34	22.34	0.45	1.98	2.12	0.49	2.15	0.14	438.54	0.71	NM	94.43	21.10	94.43	NM	0.24	2.21	NM
KFED K-Fed Bancorp MHC of CA (37.3)(8)	11.47	10.93	0.62	5.13	2.55	0.62	5.13	NA	NA	NA	39.21	203.20	23.31	213.28	39.21	0.40	3.00	NM
KNBT KNBT Bancorp, Inc. of PA	12.19	7.53	0.67	5.56	4.67	0.74	6.18	0.16	351.03	0.98	21.42	119.07	14.52	192.75	19.28	0.40	2.59	55.56
KFFB KY Fst Fed Bp MHC of KY (44.5)	23.31	17.66	0.31	1.32	0.99	0.31	1.32	0.33	80.45	NA	NM	134.48	31.35	177.58	NM	0.40	3.94	NM
KRNY Kearny Fin Cp MHC of NJ (29.7)	23.60	19.45	0.18	0.73	0.41	0.18	0.73	NA	NA	0.69	NM	184.83	43.62	224.23	NM	0.20	1.62	NM
LSBX LSB Corp of No. Andover MA	10.01	10.01	0.63	5.92	4.61	0.70	6.65	0.02	NA	1.36	21.70	127.36	12.75	127.36	19.35	0.56	3.49	NM
LSBI LSB Fin. Corp. of Lafayette IN	9.84	9.84	0.78	8.23	7.56	0.74	7.78	4.76	16.71	0.99	13.23	109.06	10.74	109.06	14.01	1.00	4.18	55.25
LSBK Lake Shore Bnp MHC of NY(45.0)	14.90	14.90	0.44	2.90	2.29	0.44	2.90	0.41	90.60	0.62	NM	130.43	19.44	130.43	NM	0.12	1.14	50.00
LEGC Legacy Bancorp, Inc. of MA	16.79	16.42	0.23	1.30	1.36	0.39	2.19	0.30	197.00	0.81	NM	99.01	16.62	101.23	NM	0.16	1.14	NM
LBCP Liberty Bancorp, Inc. of MO	14.90	14.90	0.61	4.15	3.57	0.56	3.82	0.74	104.29	1.10	28.03	103.50	15.42	103.50	30.43	0.10	0.94	26.32
LABC Louisiana Bancorp, Inc. of LA	31.07	31.07	0.75	2.42	2.96	0.75	2.43	NA	NA	2.21	33.75	81.51	25.33	81.51	33.75	0.00	0.00	0.00
MFBC MFB Corp. of Mishawaka IN	8.12	7.45	0.74	9.33	9.24	0.65	8.22	1.30	82.50	1.24	10.82	98.27	7.98	107.11	12.29	0.66	2.15	23.24
MSBF MSB Fin Corp MHC of NJ (45.0)	15.27	15.27	0.52	5.00	2.80	0.52	5.00	NA	NA	0.38	35.71	130.21	19.88	130.21	35.71	0.00	0.00	0.00
MGYR Magyar Bancorp MHC of NJ(46.0)	10.04	10.04	0.17	1.69	1.26	0.17	1.69	2.76	33.20	1.06	NM	136.35	13.69	136.35	NM	0.00	0.00	0.00
MASB MassBank Corp. of Reading MA	13.13	12.99	0.83	6.55	4.68	0.78	6.14	0.02	933.78	0.69	21.35	138.42	18.17	139.89	22.76	1.12	3.26	69.57
MFLR Mayflower Co-Op. Bank of MA	8.10	8.08	0.43	5.47	4.36	0.38	4.81	NA	NA	1.17	22.96	122.65	9.93	122.91	26.09	0.40	3.48	NM
CASH Meta Financial Group of IA	7.07	6.56	0.06	0.92	0.42	0.41	6.59	0.55	132.68	1.32	NM	207.08	14.65	223.27	33.04	0.52	1.37	NM
MFSF MutualFirst Fin. Inc. of IN	9.24	7.63	0.42	4.59	4.99	0.43	4.69	0.80	108.72	1.03	20.02	91.95	8.50	111.43	19.60	0.60	3.22	64.52
NASB NASB Fin, Inc. of Grandview MO	9.71	9.52	1.15	11.55	7.35	0.51	5.15	0.83	58.44	0.57	13.61	162.04	15.74	165.29	30.48	0.90	2.95	40.18
NECB NE Comm Bncrp MHC of NY (45.0)	35.23	35.23	4.00	13.45	8.56	-0.22	-0.75	0.27	156.05	0.64	11.69	128.92	45.42	128.92	NM	0.00	0.00	0.00
NHTB NH Thrift Bancshares of NH	8.16	5.23	0.64	8.72	5.58	0.54	7.31	0.09	659.47	0.79	17.93	127.87	10.43	199.49	21.37	0.52	3.33	59.77
NVSL Naug Vlly Fin MHC of CT (44.2)	11.66	11.62	0.29	2.34	1.56	0.27	2.19	0.23	212.08	0.63	NM	151.26	17.63	151.70	NM	0.20	1.95	NM
NEBS New England Bnchrs Inc. of CT	19.47	18.90	0.35	1.79	1.58	0.33	1.69	0.29	227.55	0.96	NM	113.25	22.05	116.65	NM	0.12	1.00	63.16
NFSB Newport Bancorp, Inc. of RI	19.57	19.57	-0.44	-2.55	-2.20	-0.44	-2.55	0.09	750.36	0.78	NM	98.47	19.27	98.47	NM	0.00	0.00	NM
FFFD North Central Bancshares of IA	7.86	6.93	0.85	10.37	8.23	0.85	10.37	0.20	338.92	0.75	12.15	127.58	10.03	144.77	12.15	1.40	3.59	43.61
NWSB Northwest Bcrp MHC of PA(39.1)	8.60	5.91	0.69	7.67	3.34	0.69	7.59	0.68	83.35	0.86	29.95	233.22	20.06	339.16	30.27	0.88	3.13	NM
OSHC Ocean Shr Hldg MHC of NJ(46.8)	10.77	10.77	0.51	4.64	3.08	0.51	4.64	0.06	570.24	0.47	32.47	149.80	16.13	149.80	32.47	0.00	0.00	0.00
OCFC OceanFirst Fin. Corp of NJ	6.25	6.25	-0.08	-1.32	-0.77	0.44	6.99	0.92	55.95	0.62	NM	182.27	11.40	182.27	24.73	0.80	4.37	NM
ONFC Oneida Financl MHC of NY(44.6)	11.52	6.39	0.83	6.56	4.05	0.84	6.69	0.01	NA	0.94	24.69	150.85	18.30	286.23	24.18	0.48	4.05	NM
ORIT Oritani Fin Cp MHC of NJ(32.0)	22.82	22.82	1.01	4.52	1.96	1.04	4.67	NA	NA	1.16	NM	227.98	52.02	227.98	NM	0.00	0.00	0.00
OSBK Osage Bancshares, Inc. of OK	27.91	27.91	0.77	3.86	2.86	0.77	3.86	0.04	732.73	0.45	34.96	93.14	25.99	93.14	34.96	0.32	3.52	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 14, 2007

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
PSBH	PSB Hldgs Inc MHC of CT (45.2)	10.43	8.80	0.40	3.74	2.80	0.40	3.74	0.34	111.91	0.76	35.71	132.28	13.80	156.74	35.71	0.28	2.80	NM
PVFC	PVF Capital Corp. of Solon OH(8)	7.85	7.85	0.57	7.30	4.35	0.55	7.08	1.76	27.95	NA	23.01	167.25	13.14	167.25	23.72	0.30	1.95	44.78
PBCI	Pamrapo Bancorp, Inc. of NJ	9.23	9.23	0.87	9.43	6.10	0.83	9.01	0.60	73.42	0.67	16.40	155.68	14.36	155.68	17.17	0.92	5.01	NM
PFED	Park Bancorp of Chicago IL	14.39	14.29	0.00	0.00	0.00	-0.02	-0.16	2.00	14.20	0.40	NM	119.21	17.04	119.21	NM	0.72	2.40	NM
PVSA	Parkvale Financial Corp of PA	7.06	5.33	0.71	10.64	8.32	0.70	10.42	0.37	220.63	1.14	12.03	124.13	8.76	164.27	12.28	0.88	3.09	37.13
PRTR	Partners Trust Fin. Grp. of NY(8)	13.43	6.61	0.59	4.51	4.20	0.69	5.22	0.11	845.52	1.47	23.82	107.71	14.46	218.92	20.59	0.28	2.30	54.90
PBHC	Pathfinder BC MHC of NY (35.8)	6.82	5.53	0.27	3.92	3.06	0.20	2.85	0.54	86.36	0.76	32.73	129.19	8.81	159.29	NM	0.41	3.80	NM
PFDC	Peoples Bancorp of Auburn IN	12.77	12.27	0.55	4.39	4.66	0.53	4.19	0.54	69.76	0.52	21.44	94.96	12.13	98.83	22.47	0.76	4.08	NM
PCBI	Peoples Community Bcrp. of OH(8)	8.46	5.63	-0.64	-7.48	-8.24	-0.65	-7.59	1.81	73.01	1.36	NM	93.78	7.94	140.99	NM	0.60	3.58	NM
PBCT	Peoples United Financial of CT	32.59	31.83	0.89	5.18	2.00	0.99	5.78	0.17	383.51	0.80	NM	113.69	37.06	116.42	NM	0.53	3.11	NM
PROV	Provident Fin. Holdings of CA	7.43	7.43	0.78	9.70	8.86	0.41	5.09	0.83	107.20	1.04	11.28	112.65	8.37	112.65	21.52	0.72	3.10	34.95
PBNY	Provident NY Bncrp, Inc. of NY	14.46	8.26	0.70	4.84	3.40	0.71	4.94	0.30	242.96	1.28	29.43	143.17	20.71	250.54	28.81	0.20	1.45	42.55
PBIP	Prudential Bncp MHC PA (42.7)	17.32	17.32	0.79	4.31	2.36	0.79	4.31	0.12	123.97	0.30	NM	190.73	33.03	190.73	NM	0.20	1.47	62.50
PULB	Pulaski Fin Cp of St. Louis MO	7.07	6.67	0.90	12.00	6.95	0.69	9.16	0.98	81.33	0.99	14.39	166.42	11.76	176.28	18.85	0.36	2.69	38.71
RPFG	Rainier Pacific Fin Grp of WA	9.94	9.59	0.33	3.29	2.78	0.30	3.07	0.03	NA	1.27	35.91	118.04	11.73	122.33	38.48	0.26	1.61	57.78
RIVR	River Valley Bancorp of IN	7.21	7.20	0.64	8.91	6.81	0.63	8.84	NA	NA	0.78	14.69	129.11	9.31	129.28	14.81	0.88	4.16	61.07
RVSB	Riverview Bancorp, Inc. of WA	11.98	8.83	1.43	12.11	6.76	1.40	11.88	0.03	NA	1.30	14.79	175.06	20.98	237.64	15.09	0.44	2.92	43.14
RCKB	Rockville Fin MHC of CT (45.0)	12.22	12.15	0.57	4.48	2.73	0.54	4.23	0.16	512.66	0.96	36.58	164.01	20.05	165.04	38.74	0.00	0.00	0.00
ROMA	Roma Fin Corp MHC of NJ (31.0)	26.78	26.71	0.66	2.71	1.05	0.66	2.71	NA	NA	0.31	NM	235.54	63.08	236.19	NM	0.24	1.40	NM
ROME	Rome Bancorp, Inc. of Rome NY	24.02	24.02	1.08	4.18	3.29	1.08	4.18	0.38	172.25	0.71	30.36	132.14	31.74	132.14	30.36	0.32	2.70	NM
SIFI	SI Fin Gp Inc MHC of CT (41.3)	10.91	10.82	0.28	2.57	1.52	0.25	2.27	0.65	90.65	0.76	NM	166.67	18.18	167.92	NM	0.16	1.43	NM
SVBI	Severn Bancorp, Inc. of MD	9.91	9.86	1.54	16.37	10.94	1.52	16.14	0.76	135.58	1.15	9.14	140.50	13.92	141.12	9.28	0.24	1.88	17.14
SUPR	Superior Bancorp of AL	11.30	6.08	0.34	3.25	2.30	0.26	2.48	0.41	186.76	1.10	NM	113.42	12.81	210.85	NM	0.00	0.00	0.00
SYNF	Synergy Financial Group of NJ(8)	10.70	10.64	0.31	3.14	1.84	0.37	3.73	0.04	NA	0.78	NM	167.62	17.94	168.58	NM	0.28	1.90	NM
THRD	TF Fin. Corp. of Newtown PA	9.97	9.28	0.80	8.10	6.69	0.77	7.79	0.42	103.13	0.57	14.95	119.83	11.95	128.69	15.54	0.80	2.91	43.48
TFSL	TFS Fin Corp MHC of OH (31.5)	19.58	19.48	0.13	0.88	0.33	0.13	0.88	0.98	23.69	0.30	NM	203.22	39.78	204.26	NM	0.00	0.00	0.00
TONE	TierOne Corp. of Lincoln NE(8)	10.53	9.11	1.01	9.74	7.80	0.99	9.53	1.65	59.80	1.40	12.82	119.48	12.58	138.12	13.09	0.32	1.31	16.84
TSBK	Timberland Bancorp, Inc. of WA	11.85	10.74	1.37	10.52	7.37	1.32	10.15	0.06	NA	0.90	13.57	149.48	17.72	164.99	14.05	0.40	2.54	34.48
TRST	TrustCo Bank Corp NY of NY	6.80	6.80	1.31	17.92	5.01	1.31	17.92	0.26	426.60	1.90	19.95	358.50	24.39	358.50	19.95	0.64	5.83	NM
UCBA	United Comm Bncp MHC IN (45.0)	16.09	16.09	0.73	4.22	2.59	0.50	2.90	0.81	88.67	0.98	38.59	164.89	26.53	164.89	NM	0.32	2.59	NM
UCFC	United Community Fin. of OH	10.17	8.89	0.75	7.31	9.29	0.69	6.66	2.32	29.51	0.85	10.76	79.14	8.05	90.58	11.82	0.38	5.27	56.72
UBNK	United Fin Grp MHC of MA(46.4)(8)	13.55	13.52	0.40	2.97	1.88	0.42	3.10	0.13	570.35	0.96	NM	157.02	21.28	157.41	NM	0.24	1.88	NM
UWBK	United Western Bncp, Inc of CO	5.46	5.46	0.48	9.43	6.78	0.58	11.24	0.51	82.67	0.79	14.75	136.13	7.43	136.13	12.38	0.24	1.15	17.02
VPFG	ViewPoint Finl MHC of TX(45.0)	13.09	13.09	0.38	3.11	1.27	0.36	2.97	0.28	139.79	0.66	NM	223.11	29.20	223.11	NM	0.20	1.11	NM
WSFS	WSFS Financial Corp. of DE	6.66	6.62	1.02	15.12	7.84	1.06	15.65	0.16	586.98	1.34	12.76	194.05	12.93	195.40	12.33	0.40	0.65	8.23
WVFC	WVS Financial Corp. of PA	7.89	7.89	0.89	11.84	9.35	0.89	11.84	NA	NA	NA	10.70	125.13	9.87	125.13	10.70	0.64	3.86	41.29
WFSL	Washington Federal, Inc. of WA	12.57	11.89	1.45	10.73	5.93	1.45	10.73	0.10	295.73	0.36	16.86	177.34	23.01	193.52	16.86	0.84	3.19	53.85
WAUW	Wauwatosa Hlds MHC of WI(30.4)	13.16	13.16	0.24	1.68	0.75	0.24	1.68	2.60	16.92	0.69	NM	239.88	31.56	239.88	NM	0.00	0.00	0.00
WAYN	Wayne Savings Bancshares of OH	8.48	7.88	0.55	6.53	5.39	0.57	6.72	0.23	160.32	0.64	18.55	121.21	10.27	130.35	18.03	0.48	3.75	69.57
WFBC	Willow Financial Bcp Inc of PA	13.28	6.23	0.60	4.53	4.78	0.59	4.45	0.59	147.14	1.16	20.92	95.08	12.62	202.75	21.27	0.46	3.67	NM

EXHIBIT IV-2
Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1999:	Quarter 1	9786.2	1286.4	2461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1994.2	1585.3	562.2
	Quarter 2	10435.5	1140.8	2047.8	1437.8	546.6
	Quarter 3	10080.3	1114.6	1896.8	1495.1	556.0
	Quarter 4	10783.0	1211.9	2175.4	1605.6	595.1
2005:	Quarter 1	10503.8	1180.6	1999.2	1516.6	551.0
	Quarter 2	10275.0	1191.3	2057.0	1577.1	563.3
	Quarter 3	10568.7	1228.8	2151.7	1527.2	546.3
	Quarter 4	10717.5	1248.3	2205.3	1616.4	582.8
2006:	Quarter 1	11109.3	1294.8	2339.8	1661.1	595.5
	Quarter 2	11150.2	1270.2	2172.1	1717.9	601.1
	Quarter 3	11679.1	1335.9	2258.4	1727.1	634.0
	Quarter 4	12463.2	1418.3	2415.3	1829.3	658.6
2007:	Quarter 1	12354.4	1420.9	2421.6	1703.6	634.4
	Quarter 2	13408.6	1503.4	2603.2	1645.9	622.6
As of Sept. 14, 2007		13442.5	1484.3	2602.2	1522.7	594.3

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3
Historical Thrift Stock Indices

Index Values

	Index Values				Price Appreciation (%)		
	06/29/07	05/31/07	12/29/06	06/30/06	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,645.9	1,732.0	1,829.3	1,717.9	-4.97	-10.03	-4.19
MHC Index	3,558.2	3,743.6	3,874.7	3,252.9	-4.95	-8.17	9.39
Stock Exchange Indexes							
AMEX Thrifts	682.8	701.9	745.2	687.2	-2.72	-8.37	-0.64
NYSE Thrifts	1,026.8	1,078.5	1,143.0	1,087.8	-4.79	-10.17	-5.61
OTC Thrifts	2,051.4	2,164.6	2,271.9	2,079.8	-5.23	-9.71	-1.37
Geographic Indexes							
Mid-Atlantic Thrifts	3,664.2	3,889.9	4,104.1	3,769.7	-5.80	-10.72	-2.80
Midwestern Thrifts	3,420.9	3,534.5	3,623.7	3,502.1	-3.21	-5.60	-2.32
New England Thrifts	1,925.8	2,118.3	2,223.0	1,829.4	-9.09	-13.37	5.27
Southeastern Thrifts	1,248.0	1,346.1	1,670.8	1,520.7	-7.29	-25.31	-17.93
Southwestern Thrifts	1,408.5	1,493.4	1,538.4	1,477.2	-5.69	-8.44	-4.65
Western Thrifts	1,574.6	1,635.3	1,717.1	1,660.3	-3.71	-8.30	-5.16
Asset Size Indexes							
Less than $250M	1,175.5	1,190.0	1,241.5	1,354.2	-1.21	-5.31	-13.19
$250M to $500M	3,453.5	3,546.4	3,587.6	3,403.2	-2.62	-3.74	1.48
$500M to $1B	1,973.4	2,086.2	2,135.1	1,936.6	-5.41	-7.58	1.90
$1B to $5B	2,396.8	2,471.3	2,693.3	2,521.6	-3.01	-11.01	-4.95
Over $5B	983.7	1,039.3	1,096.0	1,029.7	-5.34	-10.24	-4.47
Pink Indexes							
Pink Thrifts	521.9	519.3	515.9	471.4	0.51	1.16	10.71
Less than $75M	595.0	573.5	576.9	500.0	3.75	3.13	18.99
Over $75M	541.0	538.4	535.0	489.4	0.47	1.12	10.53
Comparative Indexes							
Dow Jones Industrials	13,408.6	13,627.6	12,463.2	11,150.2	-1.61	7.59	20.25
S&P 500	1,503.4	1,530.6	1,418.3	1,270.2	-1.78	6.00	18.36

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Source: SNL Financial

EXHIBIT IV-4
Acquisition Activity of Northwest Thrifts

Exhibit IV-4
Pacific Northwest (ID, MT, OR, WA) Thrift Acquisitions 2005-Present

							Seller Financial Data at Announcement										Deal Characteristics				
Date Announce	Date Close	Buyer	ST	Seller	ST	Bank/ Thrift	Assets ($000)	Equity/ Assets (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Reserve Coverage (%)	Deal Value ($M)	Per Share ($)	Form	Price/ Book (%)	Price/ Tg Book (%)	Price/ TTM EPS (x)	Price/ Assets (%)	Tg Bk Prem/ Core Deps (%)
07/02/2007	Pending	Washington Federal Inc.	WA	First Mutual Bancshares, Inc.	WA	Thrift	1,056,847	6.85	1.02	15.25	0.19	493.34	189.8	27.050	Mixed	250.00	250.00	17.01	17.96	21.09
06/04/2006	11/30/2006	Sterling Financial Corp.	WA	FirstBank NW Corp.	WA	Thrift	846,003	9.35	1.03	11.16	0.14	689.66	169.6	27.159	Mixed	207.76	272.68	19.26	20.04	23.25
02/12/2006	07/05/2006	Sterling Financial Corp.	WA	Lynnwood Financial Group	WA	Thrift	435,651	10.22	2.69	26.47	0.00	NA	63.8	NA	Mixed	143.35	143.35	7.41	14.65	12.51
						Average:	779,500	8.81	1.58	17.63	0.11	591.50	141.1			200.37	222.01	14.56	17.55	18.95
						Median:	846,003	9.35	1.03	15.25	0.14	591.50	169.6			207.76	250.00	17.01	17.96	21.09

Source: SNL Financial

EXHIBIT IV-5
Home Federal Bancorp, Inc.
Director and Senior Management Summary Resumes

Home Federal Bancorp, Inc.
Director and Senior Management Summary Resumes

Daniel L. Stevens is Chairman of the Board, President and Chief Executive Officer of Home Federal Bancorp, positions he has held since 2004, and Chairman of the Board and Chief Executive Officer of Home Federal Bank. He has served as Chief Executive Officer since 1995. Mr. Stevens served as President of Home Federal Bank until September 2006, when he announced his plans for retirement in 2008 and a successor, Len E. Williams, was appointed President of Home Federal Bank. Mr. Stevens became a director in 1996 and has served as Chairman of the Board of Home Federal Bank since 1999. He has been in the financial services industry for over 35 years and has served as an executive officer or chief executive officer for four other mutual and stock thrifts during his career. He is past Vice Chairman of the Board of Directors of the Federal Home Loan Bank of Seattle. He served as the Chairman of the Audit Committee and a member of the Financial Operations Committee of the Federal Home Loan Bank of Seattle. Mr. Stevens was a director of the Federal Home Loan Bank of Seattle from 1996 until 2004. He is a director of America's Community Bankers, serves on America's Community Bankers' Federal Home Loan Bank System Committee, chairs the America's Community Bankers Credit Union Committee, and is First Vice Chair of America's Community Bankers COMPAC Board of Governors. He currently serves as Chairman of the Board of the Idaho Bankers Association, is a past Chairman of the Board of Directors and Executive Committee of the Boise Metro Chamber of Commerce, and is a director of the Midwest Conference of Community Bankers. He is the former director of the Boise State University Foundation, and past Chairman of the United Way of Treasure Valley and the Nampa Neighborhood Housing Services Board of Directors.

Fred H. Helpenstell, M.D. is a retired physician. Dr. Helpenstell earned his medical degree from the University of Illinois Medical School in 1956. He was certified by the American Board of Orthopaedic Surgery in 1966 and opened his practice in Nampa, Idaho. He served on the Idaho State Board of Medical Examiners from 1968 until 1975 and was President of the Board of Directors of Mercy Medical Center in Nampa. After volunteering his orthopedic skills in Nepal, he spent seven years as chair of the Nepal Program for Health Volunteers Overseas. Dr. Helpenstell is a director of MedNow, Inc., a medical equipment provider, Terry Reilly Health Services, the Boise Philharmonic Association and the Boise Philharmonic Foundation.

Thomas W. Malson has been the owner and Chief Executive Officer of Robertson Supply, Inc. since 1968. Robertson Supply, Inc. Located in Nampa, Idaho since 1948, is a wholesale distributor of plumbing and related products with outlets in seven Southern Idaho and Eastern Oregon cities.

N. Charles Hedemark retired as Executive Vice President and Chief Operating Officer of Intermountain Gas Company, a natural gas utility company in July 2005, after serving as an employee since 1965. Mr. Hedemark is a graduate of Albertson College of Idaho and the Executive Program at Stanford University. He is a director and past Chairman of Blue Cross of Idaho. Mr. Hedemark is also a director of the Capital City Development Corporation and is a past President of the Northwest Gas Association.

James R. Stamey is a retired banker, having been employed by U.S. Bank from 1985 until 2001, where he last served as President of U.S. Bank, Idaho and Executive Vice President and Manager of Corporate Banking of the Intermountain Region. Mr. Stamey is President of the Library Foundation. He also served as President of the Idaho Association of Commerce and Industry and served on the Board of Directors for the Boise Philharmonic, the Idaho Bankers Association and the Boise Rotary Club.

Robert A. Tinstman is a consultant for Tinstman and Associates, LLC, a construction consulting company. From May 2002 until May 2007, he was Executive Chairman of the James Construction Group, LLC, Baton Rouge, Louisiana, a construction company. Prior to that, Mr. Tinstman was the sole owner and a consultant of Tinstman & Associates, Boise, Idaho, a construction consulting company, from May 1999 until May 2002. He served as President and Chief Executive Officer of the Morrison-Knudsen Company, Boise, Idaho, an engineering, construction and mining company, from 1995 until February 1999, where he had been employed since May 1974. Mr. Tinstman is also a director of IDACORP, Inc., Boise, Idaho, and CNA Surety Corporation, a Chicago, Illinois insurance agency, both of which are public companies.

Richard J. Navarro is the Chief Financial Officer of Albertsons LLC, a retail food and drug company, and has over 29 years of experience in the industry. Mr. Navarro is a Certified Public Accountant and from 2004 until 2006, was a consultant providing financial management services to various business. Prior to that, Mr. Navarro was employed by Albertsons, Inc. and held several management positions including Senior Vice President and Controller from 1999 to 2003. He currently serves on the Board of Directors of TitleOne Corporation and the Boise State University Foundation. He is also the past Chairman of the Associated Taxpayers of Idaho. Mr. Navarro is a graduate of Boise State University and the Executive Financial Management Program at Stanford University, Graduate School of Business.

Len E. Williams joined Home Federal Bank as President in September 2006 and was appointed as a director of Home Federal Bank and Home Federal Bancorp in April, 2007. Mr. Williams has 30 years of commercial banking experience serving in many regional and national leadership roles. Prior to joining Home Federal Bank, Mr. Williams was Senior Vice President and Head of Business Banking with Fifth Third Bank. He was charged with creating and growing the business line and providing leadership over the company's business banking personnel, processes and products. Form 1987 to 2005, he held several management positions with Key Bank, including President of Business Banking from 2003 to 2005 and President of the Colorado District from 1999 to 2003. His prior experience includes regional corporate and commercial banking leadership responsibility. Mr. Williams is a member of the Board of Directors of the Boise Metro Chamber of Commerce and has served as chairman of Junior Achievement and Boys and Girsl Clubs. Mr. Williams holds an M.B.A. from the University of Washington and is a graduate of the Pacific Coast Banking School.

Executive Officers Who Are Not Directors

Each of the executive officers of Home Federal Bancorp will retain his or her office with new Home Federal Bancorp following the reorganization. Officers are elected annually by the board of directors of Home Federal Bancorp. The business experience for at least the past five years for each of the five executive officers of Home Federal Bancorp who do not serve as directors is set forth below.

Robert A. Schoelkoph is Senior Vice President, Treasurer, Secretary and Chief Financial Officer of Home Federal Bancorp and Home Federal Bank and is 54 years of age. Mr. Schoelkoph joined Home Federal Bank in 1980. Mr. Schoelkoph was controller of Home Federal Bank from 1980 until 1983, Vice President and Treasurer from 1983 to 1994, and has served as Senior Vice President, Chief Financial Officer and Treasurer since 1983. The title of Secretary was added in 2007. He is a past member and Chairman of the Idaho Employers Council and a member of the Board of Directors of the Nampa Shelter Foundation. Mr. Schoelkoph is a certified public accountant.

Lynn A. Sander is Executive Vice President/Consumer Banking of Home Federal Bank and is 54 years of age. Ms. Sander joined Home Federal Bank in May 2000 as Vice President/Sales Management. She was appointed to the position of Senior Vice President/Retail Banking in July 2001 and served in that position until she was appointed to her current position in April 2007. Immediately prior to joining Home Federal Bank, she was Senior Vice President, Account Manager for Fairmont/Aspen Performance Group, a sales and service consulting company, from June 1999 to May 2000. From 1987 until December 1998, Ms. Sander was employed by KeyBank of Idaho and its affiliate KeyCorp Management Company, where her last position was Vice President/Core Banking Territory Manager covering the states of Alaska, Idaho, Utah, and Colorado. She began her banking career in 1973 with Bank of Idaho. She currently serves on the Board of Directors of the Women and Children's Alliance, and is the Chair of the Board of the United Way of Treasure Valley. Ms. Sander served as Fundraising Chairman for the Idaho Anne Frank Human Rights Memorial and was chairman of the 2005 Treasure Valley United Way Campaign.

Denis J. Trom is Senior Vice President/Human Resources of Home Federal Bank and is 60 years of age. Mr. Trom joined Home Federal Bank in April 2002. Mr. Trom was previously employed by U.S. Bancorp, Minneapolis, Minnesota from 1978 until 2002. He held various human resource, training and organizational development positions with U.S. Bancorp during his 23 years of employment, most recently serving as Vice President/Senior Regional Human Resources Consulting Manager from 1999 until 2002. Mr. Trom is active in the Society for Human Resource Management, American Society for Training & Development, the Professional Association for Compensation, Benefits and Total Rewards, and church activities.

Steven D. Emerson is Executive Vice President and Chief Lending Officer of Home Federal Bank. Mr. Emerson joined Home Federal Bank as Senior Vice President and Chief Lending Officer on December 1, 2006. Mr. Emerson has over 15 years of experience in commercial banking and previously served as Vice President and Senior Commercial Lender for Farmers and Merchants Bank, a local community bank, during 2006. Prior to his employment with Farmers and Merchants Bank, Mr. Emerson served in several positions with Key Bank from 2000 to 2006, including President of the Cincinnati, Ohio market. Mr. Emerson holds an M.B.A. from Northwest Nazarene University.

Cindy L. Bateman is Senior Vice President and Commercial Banking Team Lead of Home Federal Bank. Ms. Bateman joined Home Federal Bank in March 2007. Ms Bateman was previously employed by Key Bank from 2002 until 2007 having served as Senior Vice President and District Business Leader. Having started her career with First Security Bank of Idaho in 1983 in the Management Training program, she has held various positions in Credit Administration and Commercial and Business Banking. Ms. Bateman holds a B.B.A. in Finance from Idaho State University and an M.B.A. from the University of Washington. She currently serves on the Boards of Directors of Financial Women International and as Treasurer for the Idaho Shakespeare Festival.

Sean P. Watt is Senior Vice President and Branch Administration for Home Federal Bank. Mr. Watt joined Home Federal Bank in May 2000. Mr. Watt served as the Consumer Loan Manager from May 2000 until he was appointed to his current position in Branch Administration in August 2001. Mr. Watt was previously employed by Key Bank as a Senior Consumer Loan Officer. Mr. Watt serves on the Board of Directors for the Boys and Girls Club of Nampa and Junior Achievement of Idaho. Mr. Watt graduated with honors from Pacific Coast Banking School in 2005.

Source: Home Federal Bancorp's prospectus.

EXHIBIT IV-6
Home Federal Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

EXHIBIT IV-6
Home Federal Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

	At June 30, 2007		Pro Forma at June 30, 2007							
			10,200,000 Shares Sold at $10.00 per Share (Minimum of Range)		12,000,000 Shares Sold at $10.00 per Share (Midpoint of Range)		13,800,000 Shares Sold at $10.00 per Share (Maximum of Range)		15,870,000 Shares Sold at $10.00 per Share (Maximum of Range, as Adjusted)	
	Amount	Percent of Assets (1)	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
					(Dollars in Thousands)					
Equity capital under generally accepted accounting principles ("GAAP")	$89,306	12.61%	$129,911	17.16%	$137,185	17.91%	$144,460	18.65%	$152,826	19.48%
Tangible capital	$92,234	12.97%	$132,839	17.48%	$140,113	18.23%	$147,388	18.96%	$155,754	19.78%
Requirement	10,669	1.50	11,401	1.50	11,532	1.50	11,662	1.50	11,813	1.50
Excess	$81,565	11.47%	$121,438	15.98%	$128,581	16.73%	$135,726	17.46%	$143,941	18.28%
Core capital	$92,234	12.97%	$132,839	17.48%	$140,113	18.23%	$147,388	18.96%	$155,754	19.78%
Requirement	28,452	4.00	30,402	4.00	30,751	4.00	31,099	4.00	31,500	4.00
Excess	$63,782	8.97%	$102,437	13.48%	$109,362	14.23%	$116,289	14.96%	$124,254	15.78%
Total risk based capital	$95,063	20.58%	$135,668	28.76%	$142,942	30.19%	$150,217	31.61%	$158,583	33.23%
Risk based requirement	36,954	8.00	37,734	8.00	37,873	8.00	38,013	8.00	38,173	8.00
Excess	$58,109	12.58%	$ 97,934	20.76%	$105,069	22.19%	$112,204	23.61%	$120,410	25.23%
Reconciliation of capital infused into Home Federal Bank:										
Net proceeds infused			$ 48,765		$ 57,479		$ 66,194		$ 76,216	
Less:										
Common stock acquired by employee stock ownership plan			(8,160)		(9,600)		(11,040)		(12,696)	
Pro forma increase in GAAP and regulatory capital			$ 40,605		$ 47,879		$ 55,154		$ 63,520	

(1) Adjusted total or adjusted risk-weighted assets, as appropriate.

Source: Home Federal Bancorp's prospectus.

EXHIBIT IV-7
Home Federal Bancorp, Inc.
Pro Forma Analysis Sheet

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Home Federal Bancorp, Inc.
Prices as of September 14, 2007

Valuation Midpoint Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	All Public Mean	All Public Median
Price-earnings multiple	=	P/E	27.68 x	18.90x	14.80x	20.07x	17.81x
Price-core earnings multiple	=	P/CE	31.38 x	21.19x	18.85x	20.80x	19.35x
Price-book ratio	=	P/B	98.34%	129.19%	128.49%	130.63%	120.56%
Price-tangible book ratio	=	P/TB	98.34%	145.75%	133.67%	147.46%	136.55%
Price-assets ratio	=	P/A	24.54%	13.79%	11.74%	16.53%	13.65%

Valuation Parameters

Pre-Conversion Earnings (Y)(2)	$5,735,000	(12 Mths 6/07)	ESOP Stock (% of Offering) (E)	8.00%	
Pre-Conversion Core Earnings (YC)	$4,863,000	(12 Mths 6/07)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (B)(3)	$110,048,000		ESOP Amortization (T)	15.00	Years
Pre-Conv. Tang. Book Value (B)(3)	$110,048,000		Stock Program (% of Offering) (M)	3.47%	
Pre-Conversion Assets (A)	$728,315,000		Stock Programs Vesting (N)	5.00	Years
Reinvestment Rate (R)	4.91%		Fixed Expenses	$1,500,000	
Tax rate (TAX)	39.00%		Variable Expenses	1.00%	
After Tax Reinvest. Rate (R)	3.00%		Percentage Sold (PCT)	58.9489%	
Est. Conversion Expenses (1)(X)	4.20%		MHC Assets	$50,000	
Insider Purchases	$1,000,000		Options as % of Offering (O1)	8.66%	
Price/Share	$10.00		Estimated Option Value (O2)	27.10%	
Foundation Cash Contribution (FC)	0.00%		Option Vesting Period (O3)	5.00	Years
Foundation Stock Contribution (FS)	0.00%	Shares	% of Options taxable (O4)	25.00%	
Foundation Tax Benefit (FT)	$0				

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$ V= $203,566,000

2. $V = \frac{P/Core E * (YC)}{1 - P/Core E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$ V= $203,566,000

3. $V = \frac{P/B * (B+FT)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$ V= $203,566,000

4. $V = \frac{P/TB * (B+FT)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$ V= $203,566,000

5. $V = \frac{P/A * (A+FT)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$ V= $203,566,000

Shares

Conclusion	2nd Step Offering Shares	2nd Step Exchange Shares	Full Conversion Shares	Plus: Foundation Shares	Total Market Capitalization Shares	Exchange Ratio
Supermaximum	15,870,000	11,051,604	26,921,604	0	26,921,604	1.7674
Maximum	13,800,000	9,610,090	23,410,090	0	23,410,090	1.5369
Midpoint	12,000,000	8,356,600	20,356,600	0	20,356,600	1.3364
Minimum	10,200,000	7,103,110	17,303,110	0	17,303,110	1.1360

Market Value

Conclusion	2nd Step Offering Value	2nd Step Exchange Shares Value	Full Conversion $ Value	Foundation Value	Total Market Capitalization $ Value
Supermaximum	$158,700,000	$110,516,040	$269,216,040	$0	$269,216,040
Maximum	$138,000,000	$96,100,900	$234,100,900	0	$234,100,900
Midpoint	$120,000,000	$83,566,000	$203,566,000	0	$203,566,000
Minimum	$102,000,000	$71,031,100	$173,031,100	0	$173,031,100

(1) Estimated offering expenses at midpoint of the offering.
(2) Includes reinvestment of $50,000 of MHC assets at an after-tax reinvestment rate of 3.00%.
(3) Includes $50,000 of MHC assets.

EXHIBIT IV-8

Home Federal Bancorp, Inc.

Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Home Federal Bancorp, Inc.
At the Minimum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$173,031,100
Exchange Ratio	1.1360
2nd Step Offering Proceeds	$102,000,000
Less: Estimated Offering Expenses	4,471,400
2nd Step Net Conversion Proceeds (Including Foundation)	$97,528,600

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$97,528,600
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(8,160,000)
Less: MRP Stock Purchases (2)	(3,535,100)
Net Proceeds to be Reinvested	$85,833,500
Estimated after-tax net incremental rate of return	3.00%
Earnings Increase	$2,570,799
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(331,840)
Less: Stock Programs Vesting (3)	(431,282)
Less: Option Plan Vesting (4)	(432,303)
Net Earnings Increase	$1,375,374

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$5,735,000	$1,375,374	$7,110,374
12 Months ended June 30, 2007 (core)	$4,863,000	$1,375,374	$6,238,374

4. Pro Forma Net Worth	Before Conversion	Net Addition to Equity	Tax Benefit of Foundation	After Conversion
June 30, 2007	$110,048,000	$85,833,500	$0	$195,881,500
June 30, 2007 (Tangible)	$110,048,000	$85,833,500	$0	$195,881,500

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$728,315,000	$85,833,500	$0	$814,148,500

(1) Includes ESOP purchases of 8.0% of the second step offering.
(2) Includes RRP purchases of 3.47% of the second step offering.
(3) ESOP amortized over 15 years, MRP amortized over 5 years, tax effected at: 39.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Home Federal Bancorp, Inc.
At the Midpoint of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$203,566,000
Exchange Ratio	1.3364
2nd Step Offering Proceeds	$120,000,000
Less: Estimated Offering Expenses	5,042,000
2nd Step Net Conversion Proceeds (Including Foundation)	$114,958,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$114,958,000
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(9,600,000)
Less: MRP Stock Purchases (2)	(4,158,940)
Net Proceeds to be Reinvested	$101,199,060
Estimated after-tax net incremental rate of return	3.00%
Earnings Increase	$3,031,013
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(390,400)
Less: Stock Programs Vesting (3)	(507,391)
Less: Option Plan Vesting (4)	(508,592)
Net Earnings Increase	$1,624,630

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$5,735,000	$1,624,630	$7,359,630
12 Months ended June 30, 2007 (core)	$4,863,000	$1,624,630	$6,487,630

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$110,048,000	$101,199,060	$0	$211,247,060
June 30, 2007 (Tangible)	$110,048,000	$101,199,060	$0	$211,247,060

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$728,315,000	$101,199,060	$0	$829,514,060

(1) Includes ESOP purchases of 8.0% of the second step offering.
(2) Includes RRP purchases of 3.47% of the second step offering.
(3) ESOP amortized over 15 years, MRP amortized over 5 years, tax effected at: 39.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Home Federal Bancorp, Inc.
At the Maximum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$234,100,900
Exchange Ratio	1.5369
2nd Step Offering Proceeds	$138,000,000
Less: Estimated Offering Expenses	5,612,600
2nd Step Net Conversion Proceeds (Including Foundation)	$132,387,400

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$132,387,400
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(11,040,000)
Less: MRP Stock Purchases (2)	(4,782,780)
Net Proceeds to be Reinvested	$116,564,620
Estimated after-tax net incremental rate of return	3.00%
Earnings Increase	$3,491,227
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(448,960)
Less: Stock Programs Vesting (3)	(583,499)
Less: Option Plan Vesting (4)	(584,881)
Net Earnings Increase	$1,873,887

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$5,735,000	$1,873,887	$7,608,887
12 Months ended June 30, 2007 (core)	$4,863,000	$1,873,887	$6,736,887

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$110,048,000	$116,564,620	$0	$226,612,620
June 30, 2007 (Tangible)	$110,048,000	$116,564,620	$0	$226,612,620

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$728,315,000	$116,564,620	$0	$844,879,620

(1) Includes ESOP purchases of 8.0% of the second step offering.
(2) Includes RRP purchases of 3.47% of the second step offering.
(3) ESOP amortized over 15 years, MRP amortized over 5 years, tax effected at: 39.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Home Federal Bancorp, Inc.
At the Supermaximum Value

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$269,216,040
Exchange Ratio	1.7674
2nd Step Offering Proceeds	$158,700,000
Less: Estimated Offering Expenses	6,268,790
2nd Step Net Conversion Proceeds (Including Foundation)	$152,431,210

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$152,431,210
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(12,696,000)
Less: MRP Stock Purchases (2)	(5,500,200)
Net Proceeds to be Reinvested	$134,235,010
Estimated after-tax net incremental rate of return	3.00%
Earnings Increase	$4,020,473
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(516,304)
Less: Stock Programs Vesting (3)	(671,024)
Less: Option Plan Vesting (4)	(672,613)
Net Earnings Increase	$2,160,532

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$5,735,000	$2,160,532	$7,895,532
12 Months ended June 30, 2007 (core)	$4,863,000	$2,160,532	$7,023,532

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$110,048,000	$134,235,010	$0	$244,283,010
June 30, 2007 (Tangible)	$110,048,000	$134,235,010	$0	$244,283,010

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$728,315,000	$134,235,010	$0	$862,550,010

(1) Includes ESOP purchases of 8.0% of the second step offering.
(2) Includes RRP purchases of 3.47% of the second step offering.
(3) ESOP amortized over 15 years, MRP amortized over 5 years, tax effected at: 39.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

EXHIBIT IV-9
Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2007

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ABNJ	American Bancorp of NJ	948	-34	12	0	926	12,469	0.07
CITZ	CFS Bancorp, Inc of Munster IN	6,004	-887	302	0	5,419	10,846	0.50
FFSX	First Federal Bankshares of IA	3,070	-633	215	-514	2,138	3,390	0.63
HMNF	HMN Financial, Inc. of MN	8,462	-1,691	575	0	7,346	4,276	1.72
MFSF	MutualFirst Fin. Inc. of IN	4,021	109	-37	0	4,093	4,329	0.95
FFFD	North Central Bancshares of IA	4,383	0	0	0	4,383	1,365	3.21
PULB	Pulaski Fin Cp of St. Louis MO	9,292	-3,319	1,128	0	7,101	9,981	0.71
RPFG	Rainier Pacific Fin Grp of WA(2)	2,960	-281	96	0	2,775	6,568	0.42
RVSB	Riverview Bancorp, Inc. of WA	11,814	-387	132	0	11,559	11,567	1.00
TSBK	Timberland Bancorp, Inc. of WA	8,152	-431	147	0	7,868	7,025	1.12

(2) Financial information is for the quarter ending December 31, 2006.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1
RP Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, valuation, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial service companies.

STRATEGIC & CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings improvement, operational matters and organizational issues. Strategy development typically focuses on: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation models provide the basis for evaluating the financial impact of alternative strategies and assessing their feasibility/compatibility with regulations and/or other guidelines.

MERGER & ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on enhancing shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES & DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and related applications. RP® Financial's consulting services are aided by in-house data bases and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience) & Contact Information

Ronald S. Riggins, Managing Director (27)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (22)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Senior Vice President (24)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Senior Vice President (21)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Senior Vice President (19)	(703) 647-6549	joren@rpfinancial.com

END

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www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
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